FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
[redacted]利街十六號騏利大廈九樓
2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

07026904

19 SEP 2007

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith the following documents pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company"):

(1) announcement of special dividend dated 17 July 2007;
(2) announcement of unaudited financial results by a subsidiary – China Resources Jinhua Co., Ltd. dated 9 August 2007;
(3) announcement of interim results for the six months ended 30 June 2007 dated 5 September 2007;
(4) announcement of change of directors dated 5 September 2007;
(5) announcement of interim dividend for the six months ended 30 June 2007 and closure of register of members dated 10 September 2007;
(6) announcement of connected transaction dated 17 September 2007;
(7) election of means of receipt of corporate communication;
(8) reply form;
(9) 2007 interim report.

The above documents have been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

.../2

9/25

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 291)

SPECIAL DIVIDEND ANNOUNCEMENT

The directors of China Resources Enterprise, Limited announced that the Company declared a special dividend of HK$0.60 per share of the Company to shareholders whose names appear on the register of members of the Company on 1 August 2007, which will be paid on or around 15 August 2007. For the purpose of the Special Dividend, the Register of Members of the Company will be closed from Wednesday, 1 August 2007 to Friday, 3 August 2007 (both days inclusive).

Reference is made to the announcement dated 19 April 2007 (the "Announcement") by China Resources Enterprise, Limited (the "Company") and a circular despatched to the shareholders of the Company dated 11 May 2007 in relation to the Company's disposal of its 100% interests in China Resources Petrochems Investments Limited. In this announcement, unless the context requires otherwise, capitalised terms shall have the same respective meanings as set out in the Announcement.

As stated in the Announcement, it is intended that a special dividend of HK$0.60 per share of the Company will be declared shortly after the Completion. Following the EGM on 31 May 2007 and the Completion, the Company declared a special dividend of HK$0.60 per share of the Company (the "Special Dividend"). Accordingly, the Company hereby announces that the Register of Members of the Company will be closed from Wednesday, 1 August to Friday, 3 August 2007 (both days inclusive) for the purpose of the Special Dividend. In order to qualify for the Special Dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with Standard Registrars Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on Tuesday, 31 July 2007. The record date for the Special Dividend will be 1 August 2007. The last day of dealing in shares in the Company cum-Special Dividend will be 27 July 2007. Dealing of shares in the Company will be ex-Special Dividend from 30 July 2007. The Special Dividend will be paid on or around 15 August 2007.

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 17 July 2007

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Mr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

Announcement of unaudited financial results by a subsidiary – China Resources Jinhua Co., Ltd.

On 8th August, 2007, the board of directors of 華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd.) ("CR Jinhua"), a company incorporated in the People's Republic of China ("PRC") and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximately 51% subsidiary of China Resources Enterprise, Limited (the "Company"), has reviewed and approved the unaudited financial results of CR Jinhua for the six months ended 30th June, 2007 which will be published in the newspapers in the PRC on 10th August, 2007. The financial statements of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC. The summary of the unaudited consolidated profit and loss account of CR Jinhua is provided below.

This is not the announcement of the unaudited financial results of the Company for the six months ended 30th June, 2007. This announcement is made by the Company pursuant to the requirements of the Listing Rules to provide shareholders of the Company with certain financial information of a listed subsidiary which announces such information in the PRC.

On 8th August, 2007, the board of directors of CR Jinhua, a company incorporated in the PRC and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximately 51% subsidiary of the Company, has reviewed and approved the unaudited financial results of CR Jinhua for the six months ended 30th June, 2007 which will be published in the newspapers in the PRC on 10th August, 2007.

China Resources Jinhua Co., Ltd.

Summary of the unaudited consolidated profit and loss account for the six months ended 30th June, 2007 and 30th June, 2006:

	From 1st January, 2007 to 30th June, 2007		From 1st January, 2006 to 30th June, 2006	
	RMB'000	*HK$'000 (equivalent)*	*RMB'000*	*HK$'000 (equivalent)*
Turnover	474,392	492,108	427,604	443,573
Profit before income tax	33,941	35,209	31,818	33,006
Income tax	(3,797)	(3,939)	(2,159)	(2,240)
Profit for the period	30,144	31,270	29,659	30,766
Attributable to:				
Shareholders of CR Jinhua	24,119	25,020	19,937	20,681
Minority interests	6,025	6,250	9,722	10,085
	30,144	31,270	29,659	30,766

Notes:

(1) The above financial results of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC.

(2) Amounts denominated in Renminbi ("RMB") have been translated, for the purpose of illustration only, into Hong Kong dollars using an exchange rate of approximately HK$1.00 = RMB0.964.

General

Shareholders should note that the above unaudited financial results pertain only to CR Jinhua, in which the Company has an indirect beneficial interest of approximately 51%. The unaudited results of CR Jinhua for the six months ended 30th June, 2007 will be consolidated in the group accounts of the Company after adjustments in accordance with accounting principles generally accepted in Hong Kong.

By Order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 9th August, 2007

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing

(Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Mr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

RECEIVED

2007 SEP 25 A 5:59

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 291)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2007

- **Record interim results with earnings rising by 195% to HK$3,737 million and turnover reaching HK$35.2 billion, an increase of 11%**
- **The disposal of non-core petroleum distribution operation in Hong Kong generated a gain of HK$2,393 million**
- **Underlying net profit was up 17% to HK$1,057 million driven by the 32% profit growth of the core businesses**
- **Interim dividend of HK15¢ declared, a 7% increase**

FINANCIAL HIGHLIGHTS

	Six months ended 30 June	
	2007 (Unaudited) *HK$ million*	2006 (Unaudited) *HK$ million*
Turnover[1]	35,153	31,581
Profit attributable to shareholders of the Company[1]	3,737	1,266
Basic earnings per share[2]	HK$1.58	HK$0.55
Diluted earnings per share[2]	HK$1.56	HK$0.54
Special dividend per share paid[3]	HK$0.60	N/A
Interim dividend per share	HK$0.15	HK$0.14
	At 30 June 2007 (Unaudited) *HK$ million*	At 31 December 2006 (Audited) *HK$ million*
Equity attributable to shareholders of the Company	22,764	19,141
Minority interests	6,556	5,824
Total equity	29,320	24,965
Consolidated net borrowings	652	1,781
Gearing ratio[4]	2.2%	7.1%
Net assets per share:		
Book value	HK$9.58	HK$8.12

Notes:

1. These amounts include turnover and profit attributable to shareholders contributed by the Petroleum and Related Products Distribution division, which is presented as discontinued operation according to the Hong Kong Financial Reporting Standard 5. The respective amounts of the discontinued operation are separately disclosed in the analysis of turnover and profit.
2. Basic earnings per share and diluted earnings per share of the discontinued operation are HK$1.09 and HK$1.08 respectively (2006: HK$0.10 and HK$0.09).
3. The disposal of our petroleum distribution operation in Hong Kong was completed on 29 June 2007 and a special dividend of HK$0.60 per share was paid in August 2007.
4. Gearing ratio represents the ratio of consolidated net borrowings to total equity.

ANALYSIS OF TURNOVER AND PROFIT

	Turnover		Profit Attributable to Shareholders ("PAS")		PAS excluding the effect of investment property revaluation and major disposal of non-core assets / investments (Note 1)	
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June	
	2007	2006	**2007**	2006	**2007**	2006
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)	**(Unaudited)**	(Unaudited)
	HK$ million	*HK$ million*	***HK$ million***	*HK$ million*	***HK$ million***	*HK$ million*
Core Businesses						
- Retail	**12,437**	9,910	**273**	147	**263**	147
- Beverage	**6,283**	4,345	**118**	76	**118**	76
- Food Processing and Distribution	**3,441**	2,889	**224**	214	**224**	214
- Textile	**2,318**	2,126	**69**	41	**66**	41
- Investment Property	**183**	171	**386**	480	**112**	114
Subtotal	**24,662**	19,441	**1,070**	958	**783**	592
Other Businesses						
- Petroleum and Related Products Distribution (discontinued operation)	**10,610**	12,252	**2,576**	217	**183**	217
- Investments and Others	**-**	-	**198**	191	**198**	191
Subtotal	**10,610**	12,252	**2,774**	408	**381**	408
	35,272	31,693	**3,844**	1,366	**1,164**	1,000
Elimination of inter-segment transactions	**(119)**	(112)	**-**	-	**-**	-
Net corporate interest and expenses	**-**	-	**(107)**	(100)	**(107)**	(100)
Total	**35,153**	31,581	**3,737**	1,266	**1,057**	900

Note:

1. For the analysis of PAS excluding the effect of investment property revaluation and major disposal of non-core assets / investments, the effect of the following transactions have been excluded in the PAS of the respective division:

   a. Net valuation surplus amount to HK$10 million (2006: Nil) has been excluded in the results of the Retail division.

   b. Net valuation surplus amount to HK$3 million (2006: Nil) has been excluded in the results of the Textile division.

   c. Net valuation surplus and disposal gains of certain non-core investment properties with an aggregate amount of HK$274 million (2006: HK$366 million) have been excluded in the results of the Investment Property division.

   d. The disposal of the Group's 100% equity interest in Petroleum and Related Products Distribution business was completed at the end of June 2007 with a total gain of approximately HK$2.4 billion.

CHAIRMAN'S STATEMENT

HALF YEAR RESULTS

The Group's unedited consolidated turnover and profit attributable to the Company's shareholders for the six months ended 30 June 2007 reached new heights and amounted to approximately HK$35,153 million and HK$3,737 million respectively, representing an increase of 11.3% and 195.2% over that of last year. Basic earnings per share were HK$1.58 compared to HK$0.55 for the same period of 2006. Excluding the after-tax effect of revaluation of investment properties and major disposals, which led to aggregate gains of HK$2,680 million in the first half of 2007 and HK$366 million in the first half of 2006, the Group's underlying unedited consolidated profit attributable to the Company's shareholders would have increased by 17.4% for the first six months of 2007. The disposal of the Group's non-core petroleum distribution operation in Hong Kong generated a gain of HK$2,393 million during the period under review. Core consumer-related businesses contributed to the strong underlying profit growth.

INTERIM DIVIDEND

Subsequent to the payment of a special dividend of HK$0.6 per share in August 2007, the Board has resolved to declare an interim dividend of HK$0.15 per share for the six months ended 30 June 2007 (2006: HK$0.14 per share) payable on or around 15 October 2007 to shareholders whose names appear on the Register of Members of the Company on 2 October 2007.

PROSPECTS

The Group achieved record results for the first half of 2007, reflecting the tremendous progress of our transformation into a focused consumer play to drive shareholder value, underpinned by the flourishing consumer sector of the Chinese Mainland and Hong Kong.

The disposal of our petroleum distribution operation in Hong Kong was completed on 29 June 2007 and the special dividend of HK$0.6 per share was paid in August 2007. This marks an important milestone in the Group's efforts to divest non-core assets. Following completion of the disposal, the Group's turnover comprises purely the core businesses. Concurrently, the Group has further accelerated its investments in the core businesses, especially beverage and retail, paving solid platform for faster organic growth.

With a modest beginning, we have gradually built up a leading market share of our supermarket operation in the targeted districts of the Chinese Mainland, and profitability has improved continuously over the last few years. Although supermarket business is highly competitive and consumer preferences are constantly changing, our commitments to offering best value to customers, store format innovation, product mix refinement are paying off and becoming our core competence. To drive business performance, we emphasize same store growth, cost efficiency and partnership relationship with suppliers; and the results have been encouraging. Same store growth of 8.2% during the period under review was the highest in recent years and major expenses were well kept under control. We have also signed contracts with major suppliers for extensive co-operation on a nationwide basis. Future expansion will still be steady and focused to fulfill our district dominance strategy.

The Group believes the mainland beer market is undergoing a structural change as a result of the increase in household income, market consolidation and marketing efforts of the major brewers.

This has led to acceleration in beer sales growth, improved overall operating environment and growing brand awareness among consumers. To capitalize on the market opportunities, we have been expanding swiftly and efficiently via acquisitions, Greenfield investments and capacity upgrade. Our beverage operation reported a 36.6% growth in sales volume in the first half of this year, considerably outperforming the market. Our national brand, "SNOW", continued its rapid penetration momentum. Its sales volume surged by 82.0% during the period under review, accounting for 71.2% of our total sales volume. Our position as the largest brewer and the owner of the largest single local brand on the mainland in terms of sales volume has been further strengthened.

As their incomes rise, Chinese consumers are demanding greater quality and safety in food. The meat processing projects in Shanghai and Shenzhen both reported significant increase in slaughtering volume in the first half of the year though overall profitability was affected by the surge in pork prices on the mainland. The shortfall, however, was offset by the higher profit contributions from the marine fishing and frozen food businesses, reflecting the benefits of the diversity of our food operation. On 20 July 2007, one more agent was authorized in principle to distribute live pigs from the Chinese Mainland into Hong Kong. We will embrace the challenge by further enhancing our supply chain efficiency and developing "Ng Fungi" brand as high quality fresh meat, commanding a strong premium brand image. Our network and reputation will put us in a favorable position to compete with others.

The Group's textile division reported strong recovery in the first half of 2007 despite slack performance of last year in line with our re-positioning to concentrate on products with better competitiveness and margins. We have established our niche in higher end yarn products to match strong overseas demand for high quality shirts and stockings. We are also targeting denim casual wears to lead our garment export.

The mainland economy continues to grow vibrantly with strong performance in the property and stock markets. Sustained high GDP and disposable income growth alongside the strength of the Rennin render a rosy outlook to the mainland consumer market. In Hong Kong, the economy is growing steadily with significant improvements in the employment market and rising consumer confidence. With leading presence established in our core business domains, the Group is well-poised to capitalize on the opportunities created by the growing consumer demand.

Despite the concerns about the impact of the worsening sub prime mortgages in the United States on the regional credit markets and fund flows, economic development and consumer activity on the mainland have remained robust. Looking forward, emerging middle and upper class consumers, wealth effect of asset value appreciation and upcoming events, including Beijing 2008 Olympics, all bode well for the Group. We are entering a new era of growth and prosperity driven by our core businesses.

INTERNAL CONTROL

The Board recognizes that it has the overall responsibility to establish and maintain sound systems in risk management, internal control and governance to ensure the accomplishment of corporate goals, smooth running of the operations, safeguard the Group's assets and shareholders' interest as well as ensure the reliability of financial statements. The Group adopts the control frameworks outlined by both the Committee of Sponsoring Organizations of the Tread way Commission ("COSO") in the United States and the Hong Kong Institute of Certified Public Accountants as our standards in establishing control systems and the best practice among our

group companies. Our internal control system includes five key elements, namely the existence of an effective control environment, risk management, communication and information system, cost effective control process and proper monitoring mechanism.

The Board conducts regular reviews of the Group's internal control system through monitoring the activities of the Group's internal audit department. The Audit Committee oversees the reliability of financial reporting and the works of auditors, both internal and external. For the six months ended 30 June 2007, the Board has reviewed and is satisfied with the effectiveness of the Group's current internal control system in place.

CORPORATE GOVERNANCE

The Board fully appreciates that an effective corporate governance framework plays an important role in the Group's sustainable development and is resolved to implement high quality corporate practices and accounting as well as disclosure standards. Our continuous efforts in maintaining a high standard of corporate governance have been well recognized by the investment community. During the period under review, the Company was named as one of the "Best in Corporate Governance, China" by The Asset and was selected as one of the recipients of the "Recognition Awards 2007 – The Best of Asia" by Corporate Governance Asia. It was also rated one of the companies with the best corporate governance and best investor relations in China by Finance Asia.

An important element of our corporate governance framework is the active management of investor relations through open dialogues among the investment community, senior management and operational management of the Group. For the first six months of 2007, we had around 160 meetings with over 900 fund managers and analysts to discuss the Group's latest business developments, plans and strategies. Also, we continued our practice to conduct an annual global road show in the second quarter of the year through which senior management of the headquarters together with the chief executives of the business operations met with institutional investors in Europe, the United States and Asia. This year's road show highlighted our beverage, supermarket and food operations and was well received by the participants. The Group will continue to actively engage the investment community to ensure effective communication is in place.

SOCIAL RESPONSIBILITY

The Group is committed to social responsibility and responsiveness. We participate proactively in various community service as well as charity activities. Our supermarket division of Hong Kong, for example, was awarded again "The Caring Company Logo" by the Hong Kong Council of Social Service in February 2007 in recognition of its efforts to demonstrate good corporate citizenship. For the third consecutive year, our beverage operation has been launching the campaign called "The Great Expedition with SNOW (雪花啤酒 · 勇闖天涯)". This year, the focus of the campaign is to explore the learning condition and environment of students in the rural districts along the national border. Furthermore, environmental protection is one of the fundamental policies of the Group. Our supermarket operation in Hong Kong has pledged to reduce the use of plastic shopping bags and participated in the "No Plastic Bag Day" event. We will continue to give full support to integrate the environmental concept into our daily operation, and contribute our part towards the protection and preservation of our environment.

APPRECIATION

On behalf of the Board, I would like to extend my gratitude to shareholders for their support and confidence in our management team; and to our dedicated staff for their collaborative efforts and hard work.

SONG LIN
Chairman

Hong Kong, 5 September 2007

2007 INTERIM RESULTS

The Directors of China Resources Enterprise, Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2007 as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCCOUNT

		Six months ended 30 June	
		2007	2006
		(Unaudited)	(Unaudited and restated)
	Notes	***HK$ million***	*HK$ million*
Continuing operations			
Turnover	*4*	**24,543**	19,329
Cost of sales		**(18,572)**	(14,543)
Gross profit		**5,971**	4,786
Other income	*5*	**737**	721
Selling and distribution expenses		**(3,856)**	(2,923)
General and administrative expenses		**(1,021)**	(916)
Finance costs	*6*	**(213)**	(218)
Share of net results of associates		**162**	151
Profit before taxation		**1,780**	1,601
Taxation	*7*	**(352)**	(312)
Profit for the period from continuing operations	*8*	**1,428**	1,289
Discontinued operation			
Profit for the period from discontinued operation	*8,9*	**2,576**	232
Profit for the period		**4,004**	1,521
Attributable to:			
Shareholders of the Company		**3,737**	1,266
Minority interests		**267**	255
		4,004	1,521
Earnings per share	*11*		
From continuing and discontinued operations			
Basic		**HK$1.58**	HK$0.55
Diluted		**HK$1.56**	HK$0.54
From continuing operations			
Basic		**HK$0.49**	HK$0.45
Diluted		**HK$0.48**	HK$0.45

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	At 30 June 2007 (Unaudited) HK$ million	At 31 December 2006 (Audited) HK$ million
Non-current assets			
Fixed assets			
- Investment properties		**6,933**	5,899
- Interests in leasehold land held for own use under operating leases		**2,037**	1,950
- Other property, plant and equipment		**16,973**	15,191
Goodwill		**5,809**	3,481
Other intangible assets		**110**	113
Interests in associates		**1,320**	1,153
Available for sale investments		**44**	53
Prepayments		**192**	467
Deferred taxation assets		**116**	123
		33,534	28,430
Current assets			
Stocks		**7,530**	6,725
Trade and other receivables	*12*	**4,348**	5,366
Derivative financial instruments		**-**	163
Taxation recoverable		**11**	14
Cash and bank balances		**10,143**	7,056
		22,032	19,324
Current liabilities			
Trade and other payables	*13*	**(14,110)**	(12,554)
Derivative financial instruments		**(4)**	(167)
Short term loans		**(5,589)**	(4,997)
Taxation payable		**(276)**	(208)
		(19,979)	(17,926)
Net current assets		**2,053**	1,398
Total assets less current liabilities		**35,587**	29,828
Non-current liabilities			
Long term liabilities		**(5,206)**	(3,840)
Deferred taxation liabilities		**(1,061)**	(1,023)
		29,320	24,965
Capital and reserves			
Share capital		**2,376**	2,358
Reserves		**20,388**	16,783
Equity attributable to shareholders of the Company		**22,764**	19,141
Minority interests		**6,556**	5,824
Total equity		**29,320**	24,965

Notes:

1. **Independent review**

The interim results for the half-year ended 30 June 2007 are unaudited and have been reviewed by the Company's Audit Committee.

2. **Basis of preparation**

The interim results announcement has been presented in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited .

A full set of unaudited condensed consolidated interim financial statements ("interim financial information") which has been prepared in accordance with Hong Kong Accounting Standard 34 "*Interim Financial Reporting*" will be published as soon as practicable.

3. **Principal accounting policies**

Save as disclosed below, the accounting policies used in the preparation of the interim financial information are consistent with those used in the annual financial statements for the year ended 31 December 2006.

In the current period, the Group has applied the new standards, amendments and interpretations (new "HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning 1 January 2007. The adoption of these new HKFRSs has had no material effect on the results or financial positions of the Group for the current and prior accounting periods. Accordingly, no prior period adjustments are required.

The Group has not early applied the new or revised standards and interpretations that have been issued by the HKICPA but are not yet effective. The directors of the Company anticipate that the application of these standards and interpretations will have no material impact on the results and financial positions of the Group.

4. Turnover and segment information

Primary reporting format – business segments

	Retail HK$ million	Beverage HK$ million	Food Processing and Distribution HK$ million	Textile HK$ million	Investment Property HK$ million	Investments and Others HK$ million	Elimination HK$ million	Continuing Operations Total HK$ million	Petroleum and Related Products Distribution (Discontinued Operation) HK$ million	Total HK$ million
For the six months ended 30 June 2007										
TURNOVER										
External sales	12,410	6,271	3,376	2,318	168	-	-	24,543	10,610	35,153
Inter-segment sales*	27	12	65	-	15	-	(119)	-	-	-
Total	12,437	6,283	3,441	2,318	183	-	(119)	24,543	10,610	35,153
Segment result	442	388	300	126	506	(6)		1,756	251	2,007
Unallocated corporate expenses								(52)	-	(52)
Interest income								127	13	140
Profit on disposal of discontinued operation	-	-	-	-	-	-		-	2,393	2,393
Finance costs								(213)	(23)	(236)
Share of net results of associates	-	-	-	-	-	162		162	-	162
Taxation								(352)	(58)	(410)
Profit for the period								1,428	2,576	4,004
For the six months ended 30 June 2006										
TURNOVER										
External sales	9,862	4,341	2,843	2,126	157	-	-	19,329	12,252	31,581
Inter-segment sales*	48	4	46	-	14	-	(112)	-	-	-
Total	9,910	4,345	2,889	2,126	171	-	(112)	19,329	12,252	31,581
Segment result	311	322	275	99	569	-		1,576	303	1,879
Unallocated corporate expenses								(39)	-	(39)
Interest income								131	4	135
Finance costs								(218)	(30)	(248)
Share of net results of associates	-	-	5	(3)	-	149		151	-	151
Taxation								(312)	(45)	(357)
Profit for the period								1,289	232	1,521

* *Inter-segment sales were charged at prevailing market rates.*

5. Other income

	Six months ended 30 June	
	2007	2006
	HK$ million	*HK$ million*
Other income includes the following:		
Continuing operations		
Dividends from available for sale investments (unlisted)	**2**	2
Interest income	**127**	131
Valuation gain on investment properties	**381**	430
Profit on disposal of interests in associates	**1**	1
Discontinued operation		
Dividends from available for sale investments (unlisted)	**1**	2
Interest income	**13**	4

6. Finance costs

	Six months ended 30 June	
	2007	2006
	HK$ million	*HK$ million*
Continuing operations		
Interest on bank loans and other loans wholly repayable within five years	**214**	210
Interest on other loans not wholly repayable within five years	**2**	2
Financing charges (net of exchange gain)	**(3)**	9
	213	221
Less: Amount capitalised in cost of qualifying assets	**-**	(3)
	213	218
Discontinued operation		
Interest on bank loans and other loans wholly repayable within five years	**18**	28
Financing charges	**5**	2
	23	30
	236	248

7. Taxation

	Six months ended 30 June	
	2007	2006
	HK$ million	*HK$ million*
Continuing operations		
Current taxation		
Hong Kong	**67**	64
Chinese Mainland	**216**	165
	283	229
Deferred taxation		
Hong Kong	**62**	69
Chinese Mainland	**7**	14
	352	312
Discontinued operation		
Current taxation		
Hong Kong	**58**	33
Chinese Mainland	**-**	14
Overseas	**2**	-
	60	47
Deferred taxation		
Hong Kong	**(2)**	(2)
	58	45
	410	357

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) on the estimated assessable profits for the period. Enterprise Income Tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

Pursuant to the PRC Enterprise Income Tax Law passed by the Tenth National People's Congress on 16 March 2007, the new Enterprise Income Tax rates for domestic and foreign enterprises are unified at 25% and will be effective from 1 January 2008. For certain subsidiaries which are currently applying statutory tax rate of 33%, deferred tax is recognised based on the tax rate that is expected to apply to the period when the asset is realised or the liability is settled. For other subsidiaries which are currently applying preferential rates, deferred tax is recognised based on the current tax rates since the implementation measures on transitional policy of preferential tax rates granted under current tax law and administrative regulations have not yet been announced.

8. Profit for the period

	Six months ended 30 June	
	2007	2006
	HK$ million	*HK$ million*
Profit for the period has been arrived at after charging:		
Continuing operations		
Depreciation		
- Owned assets	**731**	685
- Assets held under finance leases	**-**	3
Amortisation of intangible assets (included in general and administrative expenses)	**7**	17
Cost of goods sold	**18,378**	14,416
Loss on disposal of fixed assets	**3**	2
Discontinued operation		
Depreciation		
- Owned assets	**22**	52
- Assets held under finance leases	**4**	4
Amortisation of intangible assets (included in general and administrative expenses)	**-**	2
Cost of goods sold	**10,176**	11,549
Loss on disposal of fixed assets	**-**	3

9. Discontinued operation

The Company completed the disposal of its petroleum and related products distribution business at a cash consideration of approximately HK$4 billion at the end of June 2007.

The results of the discontinued operation included in the condensed consolidated profit and loss account are set out below:

	Six months ended 30 June	
	2007	2006
	HK$ million	*HK$ million*
Profit for the period from discontinued operation		
Revenue	10,750	12,293
Expenses	(10,509)	(12,016)
Profit before taxation	241	277
Taxation	(58)	(45)
Profit after taxation	183	232
Profit on disposal of discontinued operation	2,393	-
	2,576	232
Profit for the period attributable to:		
Shareholders of the Company	2,576	217
Minority interests	-	15
	2,576	232
Net assets of discontinued operation disposed of	1,600	-

10. Dividends

At the board meeting held on 4 April 2007, the directors proposed a final dividend of HK$0.26 per ordinary share for the year ended 31 December 2006. Such proposal was subsequently approved by shareholders on 31 May 2007. The 2006 final dividend paid was approximately HK$617 million (2005: HK$582 million).

At the board meeting held on 17 July 2007, the directors declared a special dividend of HK$0.6 per ordinary share. The special dividend paid was approximately of HK$1.4 billion.

At the board meeting held on 5 September 2007, the directors declared an interim dividend of HK$0.15 per ordinary share (2006: Interim dividend of HK$0.14 per ordinary share). Based on the latest number of shares in issue at the date of this announcement, the aggregate amount of the dividend is estimated to be HK$357 million (2006: HK$327 million).

11. Earnings per share

	Six months ended 30 June	
	2007	2006
	HK$ million	*HK$ million*
For continuing and discontinued operations		
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings		
Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share	3,737	1,266
Interest saving on exercise of convertible bonds	-	50
Profit attributable to shareholders of the Company for the purpose of calculating diluted earnings per share	3,737	1,316

	2007	2006
Number of shares		
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	2,368,421,976	2,308,889,440
Effect of dilutive potential ordinary shares:		
- Share options	24,121,589	42,259,904
- Convertible bonds	-	99,112,210
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	2,392,543,565	2,450,261,554

	Six months ended 30 June	
	2007	2006
	HK$ million	*HK$ million*
For continuing operations		
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings		
Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share	3,737	1,266
Less:		
Profit attributable to shareholders of the Company from discontinued operations	(2,576)	(217)
Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share from continuing operations	1,161	1,049
Interest saving on exercise of convertible bonds	-	50
Profit attributable to shareholders of the Company for the purpose of calculating diluted earnings per share from continuing operations	1,161	1,099

The denominators used are the same as those detailed above for both basic and diluted earnings per share.

For discontinued operation

Basic earnings per share for the discontinued operation is HK$1.09 per share (2006: HK$0.10 per share) and diluted earnings per share for the discontinued operation is HK$1.08 per share (2006: HK$0.09 per share), based on the profit attributable to shareholders of the Company from the discontinued operation of HK$2,576 million (2006: HK$217 million) and the denominators detailed above for the both basic and diluted earnings per share.

12. Trade and other receivables

Included in trade and other receivables are trade receivables and their aging analysis is as follows:

	At 30 June 2007 *HK$ million*	At 31 December 2006 *HK$ million*
0 – 30 days	**1,036**	1,874
31 – 60 days	**259**	357
61 – 90 days	**100**	120
> 90 days	**178**	161
	1,573	2,512

The Group normally trades with its customers under the following credit terms:

a) cash upon delivery; and
b) open credit within 60 days

13. Trade and other payables

Included in trade and other payables are trade payables and their aging analysis is as follows:

	At 30 June 2007 *HK$ million*	At 31 December 2006 *HK$ million*
0 – 30 days	**3,308**	3,847
31 – 60 days	**1,069**	1,288
61 – 90 days	**414**	330
> 90 days	**749**	552
	5,540	6,017

REVIEW OF OPERATIONS

Retail

The Group's retail division mainly comprises three business segments: (1) supermarket and logistics; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation.

For the first half of 2007, the Group's retail division showed an encouraging improvement in its operating results, mainly contributed by sustained organic growth in the supermarket operation and the robust economy in the Chinese Mainland. Turnover and attributable profit for the period under review amounted to HK$12,437 million and HK$273 million respectively, representing an increase of 25.5% and 85.7% over the same period of 2006.

The Chinese Mainland continued to record rapid economic growth, posting an 11.5% growth in GDP in the first half of 2007. Coupled with the increase in individual income level, domestic consumption had been stimulated and a year-on-year 15.4% growth in total retail sales of consumer goods was recorded. In addition, the consumer price indices by category increased by 3.2%, particularly with a substantial increase in the food category. The Group's consumer businesses have thus benefited as a whole.

With the flourishing economy in Hong Kong and better-than-expected budget surplus in 2006/2007, local consumption expenditure showed steady growth in the first half of 2007.

Supermarket and Logistics

Turnover of the supermarket and logistics operation for the first half of 2007 was HK$11,183 million, representing an increase of 26.2% over the same period of 2006. Attributable profit for the first half of 2007 amounted to HK$201 million, representing an increase of 68.9% over the same period of 2006.

Through new store openings, acquisitions and line-up with franchised stores, the Group continued to increase its market share in target regions in the first half of 2007. As at the end of June 2007, the Group operated a total of approximately 2,200 stores in the Chinese Mainland and Hong Kong, of which approximately 51.0% were self-operated and the rest were franchised stores. Major store formats are hypermarket, superstore, supermarket and convenience store. In terms of geographical contribution, Eastern and Central China, Southern China, Hong Kong and Northern China respectively accounted for 59.0%, 26.3%, 9.9% and 4.8% of the division's turnover for the first half of 2007.

Driven by store openings and remarkable same store growth resulting from a favorable increase in average per-invoice sales, satisfactory growth in turnover was recorded in the first half of 2007. Overall same store growth for the period under review was 8.2%, in particular a 9.0% increase was achieved for the Chinese Mainland. In addition, consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") for the first half of the year amounted to HK$525 million, representing a 20.4% growth over the same period of 2006.

The Eastern and Central China operation continued to record satisfactory same store growth of 8.0%. Through the adoption of a multi-format approach, a district dominance strategy and better supply chain management, Suguo maintained a satisfactory market share in the Nanjing district. Besides, certain hypermarkets in Nanjing, a new store format since 2005 for Suguo, started to turn profitable during the period under review. Owing to head-on competition from other local and foreign retail operators, the stores in Ningbo, which were acquired in mid 2006, incurred losses in the first half of the year. The Group is making efforts to rationalize the store format and enhance the merchandise mix to improve profitability in Ningbo.

In Southern China, high shopper traffic and satisfactory average per-invoice sales were recorded under strong economic growth. Store facelifts and better supply chain management helped deliver satisfactory results during the period under review. Same store growth of hypermarkets and superstores reached 13.3% and 16.7% respectively. For some non-performing stores in Zhongshan and Dongguan, the Group continues to put in efforts to enrich the product mix as well as to strengthen the supply chain to drive the profitability.

The Group is making good progress in turning around the operation in Northern China after rationalizing its existing stores and the related supply chains and management structures which drove down costs. In addition, the Group entered into an agreement in October 2006 to set up a distribution center in Beijing for the integration of the procurement and logistics network in Northern China.

The Hong Kong operation faced strong competition from major local market players. The Group cautiously monitored the concessions offered to customers while securing its market share at the same time. With solid revival in domestic consumption expenditure, sustainable retail sales growth and growing demand for quality warehouse space, it is believed that the Hong Kong operation will benefit in the medium to long term.

To cope with prevailing keen competition in the retail market, the Group will strive to improve the operational efficiency to drive profitability. The Group continues to identify new acquisitions and new store openings in target districts in order to raise market presence in the regions.

Brand-fashion Distribution

The brand-fashion distribution segment reported turnover and attributable profit for the first half of 2007 of HK$876 million and HK$48 million respectively, representing a corresponding increase of 20.5% and 269.2% over that of 2006.

As at the end of June 2007, the distribution network of the "Esprit" brand has been expanded to approximately 750 self-operated and franchised stores in the Chinese Mainland. During the period under review, the "Esprit" brand delivered strong growth in both turnover and attributable profit, and its new operation in Chengdu further boosted the brand's retail turnover. Both self-operated stores and franchised stores achieved satisfactory results, with the former recording same store growth of 17.4%. In addition, the cessation of certain brands in the same period of last year partly accounted for the improvement in profitability.

Other Retail Stores

Turnover and attributable profit of the other retail stores segment for the first half of 2007 were HK$378 million and HK$24 million respectively, representing a corresponding increase of 17.0% and 60.0% over that of 2006. The Group's chain of retail stores as at the end of June 2007 consisted of 5 Chinese Arts & Crafts 中藝 stores in Hong Kong and 38 CR Care 華潤堂 stores in Hong Kong and the Chinese Mainland.

With the buoyant economy in the period under review, consumers became more receptive to the premium perceived value and quality products. The increase in sales of jewelry and art and craft products led to the increase in turnover and profit contribution of Chinese Arts & Crafts 中藝 for the first half of 2007. In addition, same store growth of 7.2% was recorded.

Rising health awareness amongst the local community has increased the market demand of traditional Chinese medicine and health food. For the period under review, sales of certain premium products continued to increase significantly, which contributed to an increase in gross profit for CR Care 華潤堂 stores. Remarkable same store growth of 18.5% was also recorded. Despite the cost pressure from increased store rental and labor costs, the CR Care 華潤堂 operation recorded a turnaround in profitability for the first half of 2007.

Beverage

The beverage division reported turnover and attributable profit for the first half of 2007 of HK$6,283 million and HK$118 million respectively, representing a corresponding increase of 44.6% and 55.3% over the same period of 2006.

The Group reported remarkable growth in turnover for the first half of 2007 with sales volume of beer rose by 36.6% to approximately 3,336,000 kiloliters, of which 23.9% was organic growth. In particular, sales volume of our national brand "SNOW" reached 2,377,000 kiloliters, representing 71.2% of the total sales volume and impressive growth of 82.0%. The increase in turnover and sales volume was mainly contributed by organic growth with a notable sales volume increase in the Sichuan, Liaoning, Auhui, Jiangsu and Zhejiang regions, driven by successful brand integration through initiatives in the "SNOW" promotion and market distribution. Market demand was further increased alongside hot weather that came earlier than expected during the period.

In addition, the Group's interest in its existing 14 brewery companies in Sichuan increased by 38% to 100% through completion of the acquisition of the entire interest in 藍劍（集團）有限責任公司 (Blue Sword (Group) Company Limited) in April 2007. The increase in attributable profit of the Sichuan region to the Group further boosted profitability of the division, which was however reduced by the loss incurred by new breweries that were acquired or commenced operation in the period under review. Nevertheless, overall profit of the operation increased satisfactorily compared to the same period of 2006.

At the end of June 2007, the Group operated approximately 50 breweries in the Chinese Mainland with an annual production capacity of approximately 9.0 million kiloliters. Capitalizing on the rapid economic development and the fast growing beer market in China, the Group continued to grow its production capacity through acquisitions, investments in greenfield breweries and capacity upgrade of existing breweries. During the period, the Group completed

the acquisition of a 90% interest in 安徽聖力釀酒有限公司 (Anhui Shengli Brewery Company Limited) and a 100% interest in 內蒙古巴特罕酒業股份有限公司 (Inner Mongolia Batehan Brewery Company Limited), and the related brewing assets in 葫蘆島菊花啤酒有限公司 (Huludao Juhua Brewery Company Limited) with a total production capacity of 340,000 kiloliters to further complement its existing operations in Anhui, Inner Mongolia, Liaoning and the nearby regions.

To strengthen its competitive advantage, the Group will keep emphasizing branded product mix enrichment, operational improvement for cost saving, continuous market integration and expansion to capitalize on the growing momentum of the beer consumption in the Chinese Mainland.

Food Processing and Distribution

The food processing and distribution division reported turnover and attributable profit for the first half of 2007 of HK$3,441 million and HK$224 million respectively, representing a corresponding increase of 19.1% and 4.7% over that of 2006.

In the second quarter of 2007, the shortage of supply of livestock in the Chinese Mainland put pressure on cost and lowered the attributable profit of the livestock distribution business. However, the operation reported remarkable growth in profitability in the frozen food, aquatic products and other assorted foodstuff distribution. The overall result of the foodstuff distribution business remained comparable. Although the operating environment is expected to be challenging after the recent announcement of opening up the market of live pig imports from the Chinese Mainland to Hong Kong, backed by the Group's strong premium brand image as high quality fresh meat and supply chain management, the operation is expected to be in a favorable position to compete with the other authorized agents.

Despite high fuel costs, the marine fishing and aquatic products processing operation still reported notable growth in turnover and attributable profit for the period under review. This was mainly contributed by the increase in sales volume of about 26.0% as well as a rise in gross profit margin attributable to the higher proportion of high-end fishes and aquatic products from enhanced catching capability. Further, regular on-site review of fishing fleet fuel utilization and cost saving measures were implemented to keep the production costs under control.

The Shenzhen operation reported a satisfactory turnover contribution for the period under review. Owing to the high livestock procurement costs and an increase in selling and distribution expenses, the operation reported a lower profit contribution to the Group. However, its brand "喜上喜" is recognized as one of the most well-known brands in Shenzhen. Supported by its competitive edge in sourcing, slaughtering and fresh meat production, the operation continues to increase the supply of its meat products to the Group's supermarkets in Southern China.

The Shanghai meat processing center, which commenced operation at the end of 2005, recorded a marked improvement in profit contribution to the Group for the period under review with an increase in slaughtering volume by approximately 48.5%. As at 30 June 2007, its products under the brand "五豐上食" were sold in nearly 1,100 sales outlets, including supermarkets and specialty shops. The effective launch of promotional activities has raised the brand popularity and awareness in the local market.

Textile

Turnover of the textile division for the first half of 2007 was HK$2,318 million, representing an increase of 9.0% over the same period of 2006. Attributable profit for the period amounted to HK$69 million, representing an increase of 68.3% over that of 2006.

Turnover growth was mainly driven by a boost in export sales of high-end yarn and nylon products, as well as garments through the increase in sales orders from existing and new customers. The increase in proportion of high-end products contributed to a 29.8% increase in average selling price of MAKO yarns over that of 2006.

The operation recorded a satisfactory improvement in profitability for the first half of 2007, mainly contributed by the profit growth of the garment division driven by the increase in sales orders. In addition, the one-off worker compensation incurred in one of the textile factories last year adversely affected the profitability in the comparative period in 2006. Despite the increase in utility costs and subcontracting charges, the spinning and weaving operation maintained a comparable profit contribution through the enhancement of product mix and cost control measures.

Nevertheless, the increase in electricity, labor and quota costs, the reduction in VAT refund for export sales of textile products and the appreciation of the Renminbi continue to adversely affect the textile industry in the Chinese Mainland and may have an adverse effect on the profitability of the operation in the remainder of the year.

Moving forward, our focus continues to be primarily on the production of high-end products and the exploration of new business opportunities in both domestic and export markets. Scheduled technology upgrade of certain production facilities this year will further improve the production efficiency and quality and in turn will help drive the overall turnover and profitability of the division in the long run.

Investment Property

The investment property division, which mainly comprises retail property rental segment, reported turnover for the first half of 2007 of HK$183 million, representing an increase of 7.0% over the same period in 2006. Attributable profit for the first half in 2007 amounted to HK$386 million. Excluding the net-of-tax valuation surplus and disposal gains of certain non-core investment properties with an aggregate amount of approximately HK$274 million (First half of 2006: approximately HK$366 million), attributable profit of the division remained comparable with that of last year.

Retail rentals continued to edge up in the first half of 2007. With continuous improvement in the economy, the increase in consumption expenditure of the local households, together with the growing number of inbound visitors, retail sales sustained an upward trend driving up retail rentals.

Capitalizing on the favorable retail market opportunities, the retail properties located in Tsimshatsui and Mongkok were fully let out throughout the first half in 2007, with satisfactory increment in rental. The opening of JD Mall, the newly redeveloped multi-storey retail property in Jordan, will provide further growth impetus to the Group's retail property segment in future.

With the experience in operating the Group's retail properties in Hong Kong, our property division started in 2006 to operate shopping malls in the Chinese Mainland, part of which are for our supermarket use. The mall 江門新の城 at Jiangmen, with our supermarket as its anchor tenant, has launched specific measures and events to further improve rentals and shoppers flow. The shopping mall at Xinhui is currently under renovation. Both malls, being the property division's initial market entries to the Chinese Mainland, will bring in new revenue streams as well as experience to capture further investment opportunities in the mainland market.

Petroleum and Related Products Distribution

Turnover of the petroleum and related products distribution division for the first half of 2007 amounted to HK$10,610 million, representing a decrease of 13.4% over the same period of 2006. Attributable profit for the period amounted to HK$2,576 million. Excluding a gain of HK$2,393 million from the disposal of the entire interest in the Group's petroleum distribution business in Hong Kong in June this year, attributable profit for the first half of 2007 was HK$183 million, representing a decrease of 15.7% over that of 2006.

The decline in operating profit for the period under review was mainly due to the loss of contribution from the piped gas, chemical distribution and other petroleum related businesses in the Chinese Mainland which were disposed of in November 2006. On the other hand, the oil trading business reported satisfactory growth in profitability and the filling stations operation in Hong Kong recorded a turnaround in profitability due to the reduced intermission of price-fixing mechanism effective from March 2006.

As a non-core business, the disposal of this division was completed on 29 June 2007.

Investments and Others

Attributable profit for the first half of 2007 amounted to HK$198 million (First half of 2006: HK$191 million).

Container Terminal

The Group has a 10% interest in HIT Investments Limited and Hutchison Ports Yantian Investments Limited. The Hong Kong and Yantian deepwater port operations continued to maintain a stable profit performance for the period under review.

Capital and Funding

As at 30 June 2007, the Group's consolidated cash and cash equivalents amounted to HK$10,143 million. The Group's borrowings as at 30 June 2007 were HK$10,795 million with HK$5,589 million repayable within 1 year, HK$5,202 million repayable after 1 year but within 5 years and HK$4 million repayable after 5 years. All the borrowings were subject to floating rates.

As a result of the disposal of entire interests in the petroleum and related product distribution business, the Group's gearing ratio (net borrowings relative to total equity) reduced to approximately 2.2% as at 30 June 2007 (31 December 2006: 7.1%). The gearing ratio subsequently increased to 7.1% after the payment of the special dividends in August 2007 which was made in connection with the aforesaid disposal.

The Group's principal assets, liabilities, revenue and payments are denominated in Hong Kong dollars, Renminbi and US dollars. As at 30 June 2007, 58.0% of the Group's cash deposit balances was held in Hong Kong dollars, 35.4% in Renminbi and 4.9% in US dollars; whereas 62.0% of the Group's borrowings was denominated in Hong Kong dollars and 28.6% in Renminbi with 8.8% in US dollars. Moreover, to mitigate the interest rate exposure, the Group entered into certain interest rate swaps to hedge against part of its borrowings.

Pledge of Assets

As at 30 June 2007, assets with a carrying value of HK$429 million (31 December 2006: HK$153 million) were pledged for total borrowings of HK$227 million (31 December 2006: HK$214 million).

Contingent Liabilities

The Group did not have any material contingent liabilities as at 30 June 2007.

Employees

As at 30 June 2007, the Group, excluding its associated companies, had a staff size of around 115,000, amongst which more than 94% were employed in the Chinese Mainland, whilst the rest was mainly from Hong Kong and overseas. Remuneration packages are assessed in accordance to the nature of job duties, individual performance and market trends with incentives paid in the form of cash bonus and share option.

CORPORATE GOVERANCE

The Company recognises that the development and maintenance of a good and solid framework of corporate governance suitable to the needs of the Group requires commitment and continuous vigilance. The Directors firmly believe that sensible corporate governance practice is essential to vigorous but steady growth of the Group.

The Company has implemented its own corporate governance standards and objectives since November 2003. On 8 April 2005, the Board approved the Company's "Corporate Governance Practice Manual" ("Corporate Governance Manual") which incorporates almost all of the Code Provisions and some of the Recommended Best Practices set out in the Code on Corporate Governance Practices ("CG Code") in Appendix 14 of the Listing Rules. The Corporate Governance Manual can be downloaded from our website and copies are available on request to the Company Secretary.

Throughout the interim period, the Company has complied with the Code Provisions set out in the CG Code, save and except that the Non-Executive Directors were not appointed for a fixed term; and the Chairman, Mr. Song Lin, did not attend the annual general meeting of the Company held on 31 May 2007.

The Board does not believe in any arbitrary term of office. The current arrangement will give the Company sufficient flexibility to organize the composition of the Board to serve the needs of the Group. Further, the Articles of Association of the Company requires that one-third of the Directors (including Executive and Non-Executive Directors) shall retire each year and every director shall be subject to retirement by rotation at least once every three years. The Directors to retire each year shall be those appointed by the Board during the year and those who have been longest in office since their election or re-election. A retiring Director is eligible for re-election.

Due to important business appointments overseas, Mr. Song Lin was not in Hong Kong on 31 May 2007 and therefore could not attend the annual general meeting of the Company held on that day. The Managing Director and either the chairman or at least one member of the audit committee, compensation committee and nomination committee attended the annual general meeting to ensure effective communication with shareholders of the Company.

On 8 April 2005, the Company adopted its own Code of Ethics and Securities Transactions ("Code of Ethics"), which applied to the Directors and other specified individuals including the Group's senior management and persons who were privy to price sensitive information of the Group. To further improve the effectiveness in the actual application of the Code of Ethics, the Company has since fine tuned the Code of Ethics on 6 April 2006 and 4 April 2007 ("New Code of Ethics"). Both the Code of Ethics and the New Code of Ethics are on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") in Appendix 10 of the Listing Rules. Having made specific enquiry of all Directors, the Company is not aware of any non-compliance with the standards set out in the Code of Ethics, the New Code of Ethics and the Model Code by any Director throughout the interim period.

PURCHASE, SALES OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2007.

CLOSURE OF REGISTER

The Register of Members will be closed from 2 October 2007 (Tuesday) to 8 October 2007 (Monday), both days inclusive. In order to be eligible for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Tricor Standard Limited (Note) of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 28 September 2007.

Note: With effect from 1 August 2007, Standard Registrars Limited has changed its name to Tricor Standard Limited.

By order of the Board
CHEN SHULIN
Managing Director

Hong Kong, 5 September 2007

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Mr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 291)

CHANGE IN DIRECTORS

The board of directors (the "Board") of China Resources Enterprise, Limited (the "Company") announces that Mr. Xie Shengxi has resigned as Non-Executive Director of the Company and Mr. Du Wenmin has been appointed as Non-Executive Director of the Company both with effect from 6 September 2007.

Resignation of Director

The Board announces that Mr. Xie Shengxi has resigned as Non-Executive Director of the Company with effect from 6 September 2007. Mr. Xie has been appointed and taken up the new position as the vice mayor of the Yulin City in the Shaanxi Province in the People's Republic of China ("PRC").

Mr. Xie confirmed that he has no disagreement with the Board. The Board would like to take this opportunity to congratulate Mr. Xie on his new venture and to express its gratitude and appreciation to Mr. Xie for his valuable contributions to the Company during his six years as director of the Company.

Appointment of Director

The Board also announces that Mr. Du Wenmin has been appointed as Non-Executive Director of the Company with effect from 6 September 2007.

Mr. Du Wenmin, aged 43, is the President of the Internal Audit Department of China Resources (Holdings) Company Limited ("CRH"). He is also a Non-Executive Director of China Resources Land Limited. Mr. Du joined the CRH group in 1985 and has previously held positions as the President of China Resources Construction (Holdings) Limited, a subsidiary of CRH, and the Assistant President of the Human Resources Department of CRH. Mr. Du received a Master of Business Administration degree from the University of San

Francisco in the United States of America. Mr. Du holds the professional qualification of Economist issued by the Ministry of Commerce of the PRC and the Evaluation Committee of CRH and has over 20 years of experience in human resources and business management. Save as disclosed above, Mr. Du did not hold any directorship in other listed public companies in the last three years and does not hold any other position with the Company or any other members of the Company's group.

With respect to his directorship with the Company, there is no service contract or specific length or proposed length of service except that his directorship is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Articles of Association of the Company. Mr. Du will receive director's fees in respect of his directorship as determined by the members of the Company in accordance with its Articles of Association.

As at the date of this announcement, Mr. Du holds 100,000 shares in the Company. Other than the above, Mr. Du does not have any interest in the Company's shares within the meaning of Part XV of the Securities and Futures Ordinance. Save for the positions held in the substantial shareholder of the Company as disclosed above, Mr. Du is and was not connected to any director, senior management or substantial or controlling shareholders of the Company.

Save as disclosed above, the Board is not aware of any other matters with respect to the resignation of Mr. Xie Shengxi and the appointment of Mr. Du Wenmin that need to be brought to the attention of the shareholders of the Company, and relating to the appointment of Mr. Du Wenmin, any other information which are required to be disclosed under Rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board would like to extend a warm welcome to Mr. Du in joining the Company.

By Order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 5 September 2007

As at the date of this announcement, the Executive Directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun

(Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The Non-Executive Directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Xie Shengxi. The Independent Non-Executive Directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Mr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30 JUNE 2007
CLOSURE OF REGISTER OF MEMBERS

The board of directors of China Resources Enterprise, Limited ("the Company") has resolved to declare an interim dividend for the six months ended 30 June 2007 of HK$0.15 per share payable to shareholders of the Company whose names appear on the register of members of the Company on Tuesday, 2 October 2007.

The register of members will be closed from Tuesday, 2 October 2007 to Monday, 8 October 2007, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar, Tricor Standard Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Friday, 28 September 2007.

Dividend warrants will be dispatched to shareholders on Monday, 15 October 2007.

This announcement is also available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of the Company at www.crc.com.hk.

By order of the board
China Resources Enterprise, Limited
LEE Yip Wah, Peter
Company Secretary

Hong Kong, 10 September 2007

As at the date hereof, the Executive Directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The Non-Executive Directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Du Wenmin. The Independent Non-Executive Directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Mr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

Hong Kong Economic Journal 11/9/2007

華潤創業有限公司
China Resources Enterprise, Limited

(於香港註冊成立的有限公司)

(股份代號：291)

截至二零零七年六月三十日止六個月中期股息
暫停辦理股份登記手續

華潤創業有限公司(「本公司」)董事會已通過宣佈派發截至二零零七年六月三十日止六個月中期股息每股港幣0.15元，股息將派付予於二零零七年十月二日(星期二)名列本公司股東名冊之股東。

本公司將於二零零七年十月二日(星期二)至二零零七年十月八日(星期一)(包括首尾兩天)暫停辦理股份過戶登記手續。為符合收取中期股息之資格，所有填妥之股份過戶表格連同有關股票，最遲須於二零零七年九月二十八日(星期五)下午四時三十分前，交回本公司之股份過戶登記處卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

股息單將於二零零七年十月十五日(星期一)寄發予股東。

本公告亦可於香港交易及結算所有限公司的網站www.hkex.com.hk「最新上市公司公告」一欄及本公司的網站www.crc.com.hk覽閱。

承董事會命
華潤創業有限公司
公司秘書
李業華

香港，二零零七年九月十日

於本公告日期，本公司的執行董事為宋林先生(主席)、陳樹林先生(董事總經理)、姜智宏先生(副董事總經理)、王群先生(副董事總經理)、劉百成先生(副董事總經理)及鄺文謙先生(副董事總經理)；非執行董事為喬世波先生、閻飆先生、蔣偉先生、王帥廷先生及杜文民先生；獨立非執行董事則為陳普芬博士、黃大寧先生、李家祥博士、鄭慕智先生、陳智思議員及蕭炯柱先生。

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

CONNECTED TRANSACTION
ACQUISITION OF 19% EQUITY INTEREST IN
HANGZHOU UNITED MEAT

The directors of China Resources Enterprise, Limited announced that on 14 September, 2007, Ng Fung Hong, a wholly owned subsidiary of the Company, entered into an agreement with Hangzhou Commercial Assets for the acquisition of 19% equity interest in Hangzhou United Meat. The sale and purchase have undergone an auction process in which Ng Fung Hong succeeded to be the purchaser. The consideration is RMB76,520,000 which will be satisfied by cash from internal resources. Upon completion of the Acquisition, Hangzhou United Meat will become a subsidiary of the Company in which it has 65% interest. The principal activities of Hangzhou United Meat and its subsidiaries are pigs slaughtering, meat distribution, meat and food processing and the provision of cold storage and refrigerated food trading services.

As Hangzhou Commercial Assets is a connected person of the Company by virtue of its being a substantial shareholder of a subsidiary of the Company, the Acquisition constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Since each of the applicable percentage ratios under Rule 14.07 of the Listing Rules is less than 2.5%, the Acquisition is subject to the reporting and announcement requirements as set out in Rules 14A.45 and 14A.47 of the Listing Rules.

THE AGREEMENT DATED 14 SEPTEMBER, 2007

Vendor:	Hangzhou Commercial Assets
Purchaser:	Ng Fung Hong
Assets to be acquired:	19% equity interest in Hangzhou United Meat
Consideration:	RMB76,520,000 (approximately HK$78.5 million)
Payment arrangement:	The consideration will be satisfied in cash from internal resources. RMB25,000,000 has already been paid as security deposit. The

	balance of the consideration will be payable within 5 working days upon approval of the Acquisition by the relevant governmental authority.
Conditions:	Completion is subject to the approval(s) of the Acquisition by the relevant governmental authority.
Completion:	Completion will take place upon filing of the change in the business registration of Hangzhou United Meat resulting from the Acquisition.

REASONS FOR THE ACQUISITION

The principal activities of Hangzhou United Meat and its subsidiaries are pigs slaughtering, meat distribution, meat and food processing and the provision of cold storage and refrigerated food trading services. Ng Fung Hong, through its subsidiaries and invested companies, is engaged in the food processing and distribution businesses. It has experience and expertise in slaughtering and fresh meat production, livestock and poultry breeding, and frozen meat and food distribution in Hong Kong and the PRC. Therefore, the businesses acquired pursuant to the Acquisition are in the ordinary and usual course of businesses of the Group and the Acquisition will provide Ng Fung Hong an opportunity to gain further control on Hangzhou United Meat, expand its businesses in Hangzhou and seek strategic synergy with nearby operations such as Shanghai, amidst the growing economy of the PRC. It also strengthen Ng Fung Hong's competitiveness against other operators, both local and overseas, in the PRC food industry.

BASIS OF CONSIDERATION

The sale and purchase have undergone an auction process in which Ng Fung Hong succeeded to be the purchaser. The agreement was signed after trading hours on 14 September, 2007. The consideration of RMB76,520,000 has been arrived at after the auction process and has taken into account the operating performance and assets of Hangzhou United Meat, its strategic and geographical importance in the expansion of Ng Fung Hong's businesses, and the prevailing business environment and future prospects in which Hangzhou United Meat operates.

The directors of the Company (including the independent non-executive directors) consider the terms of the Acquisition to be on normal commercial terms, fair and reasonable and in the interests of the Company and its shareholders as a whole.

INFORMATION ON HANGZHOU UNITED MEAT

Ng Fung Hong has previously acquired 46% interest in Hangzhou United Meat from independent third parties which are not connected persons as defined under the Listing Rules. Before completion of the Acquisition, this 46% interest would have been accounted for in the books of the Company by equity accounting. Upon completion of the Acquisition, Hangzhou United Meat will become a subsidiary of the Company in which it has 65% interest while Hangzhou Commercial Assets will be interested in the remaining 35% interest. The results of Hangzhou United Meat will be consolidated in the accounts of the Company after completion of the Acquisition.

At present, there is no board representation of the Company in Hangzhou United Meat. After the Acquisition, the board of Hangzhou United Meat will consist of seven members, of which four, including the chairman, will be nominated by Ng Fung Hong while the remaining three will be nominated by Hangzhou Commercial Assets.

Based on the audited consolidated financial statements of Hangzhou United Meat prepared under generally accepted accounting principles in the PRC,

(i) the net book value as at 31 December, 2006 amounted to approximately RMB327.5 million (equivalent to approximately HK$336.1 million);

(ii) the net profit before and after taxation for the year ended 31 December, 2005 amounted to approximately RMB44.0 million (equivalent to approximately HK$45.2 million) and approximately RMB26.7 million (equivalent to approximately HK$27.4 million) respectively; and

(iii) the net profit before and after taxation for the year ended 31 December, 2006 amounted to approximately RMB292.6 million (equivalent to approximately HK$300.3 million) and approximately RMB188.9 million (equivalent to approximately HK$193.9 million) respectively, of which an amount representing governmental compensation on relocation of operational sites of approximately RMB240.9 million (equivalent to approximately HK$247.2 million)(before tax) and that of approximately RMB161.4 million (equivalent to approximately HK$165.6 million)(after tax) were included.

Based on the consolidated net book value of Hangzhou United Meat as at 31 December, 2006 of approximately RMB327.5 million (equivalent to approximately HK$336.1 million), the amount attributable to the 19% equity interest was approximately RMB62.2 million (equivalent to approximately HK$63.8 million).

INFORMATION ABOUT THE COMPANY

The Company is a company listed on the Stock Exchange, with business emphasis on the consumer business in Chinese Mainland and Hong Kong. The Group's core activities are retail, beverage, food processing and distribution, textile and property investments.

GENERAL

Hangzhou Commercial Assets is a PRC state-owned enterprise engaged in investment activities. As Hangzhou Commercial Assets is a connected person of the Company by virtue of its being a substantial shareholder of a subsidiary of the Company, the Acquisition constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Since each of the applicable percentage ratios under Rule 14.07 of the Listing Rules is less than 2.5%, the Acquisition is subject to the reporting and announcement requirements as set out in Rules 14A.45 and 14A.47 of the Listing Rules. Apart from the Acquisition, there is no prior transaction or relationship with

Hangzhou Commercial Assets which would require aggregation under Rules 14.22 and 14A.25 of the Listing Rules.

DEFINITIONS

"Acquisition"	the acquisition of 19% equity interest in Hangzhou United Meat from Hangzhou Commercial Assets by Ng Fung Hong
"Company"	China Resources Enterprise, Limited (stock code: 291), a company incorporated in Hong Kong and listed on the Stock Exchange
"Group"	the Company and its subsidiaries
"Hangzhou Commercial Assets"	杭州商業資產經營(有限)公司 (Hangzhou Commercial Assets Operating Co., Ltd.), a state-owned enterprise in the PRC
"Hangzhou United Meat"	杭州聯合肉類集團有限公司 (Hangzhou United Meat Group Co., Ltd.), a company established in the PRC with limited liability
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Ng Fung Hong"	Ng Fung Hong Limited, a company incorporated in Hong Kong with limited liability and a wholly owned subsidiary of the Company
"PRC"	The People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 17 September, 2007

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Du Wenmin. The independent non-executive directors are

Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Mr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 291)

20 September 2007

Dear Shareholders,

Election of Means of Receipt of Corporate Communications

In order to protect the environment, China Resources Enterprise, Limited (the "Company") proposes that as a shareholder of the Company you may choose to receive its corporate communications (i) by electronic means through the Company's website at www.cre.com.hk (the "Electronic Communication Option"); or (ii) in printed form. Corporate communications include annual reports, interim reports, notices of meetings and circulars, etc.

The purpose of this letter is to ascertain shareholders' choice of means of receipt of the Company's corporate communications.

Please kindly complete the attached Reply Form and return the completed Reply Form to the Company's Share Registrars, Tricor Standard Limited, by facsimile or by post using the pre-paid envelope provided on or before 31 December 2007.

In order to encourage shareholders to opt for the Electronic Communication Option, the Company will make a charitable donation of HK$68, being the printing cost of one copy of the 2006 annual report, for each shareholder who does so. As a further token of appreciation of shareholders' support for this environmentally friendly method, the Company will top the foregoing donation up with an additional HK$68. This means a total of HK$136 will be donated to charitable causes as a result of your election of the Electronic Communication Option. Please kindly indicate your support by completing and returning the Reply Form to us.

If you elect the Electronic Communication Option and have specified your email address in the Reply Form, we will send you, on the day of issue, an email notification each time new corporate communication is posted on the Company's website. In case you have not provided your email address, we will notify you by mail instead.

Please note that you may change your choice of means of receipt at any time, free of charge, by completing and returning to the Company's Share Registrars the instruction slip, a copy of which will be sent to you together with future corporate communications or can be obtained from the Company's Share Registrars.

If we do not receive your completed Reply Form, we will continue to send you corporate communications in printed form until you inform us otherwise.

If you have any queries relating to this letter, please call our Share Registrar's hotline at (852) 2980 1333.

Yours faithfully,
For and on behalf of
China Resources Enterprise, Limited

Lee Yip Wah, Peter
Company Secretary

Encl.

華潤創業有限公司
China Resources Enterprise, Limited
(於香港註冊成立的有限公司)
(股份代號:291)

敬啟者:

選擇收取公司通訊的形式

為支持環保,華潤創業有限公司(「本公司」)建議　閣下作為本公司股東可以選擇:(i)透過本公司網站(www.cre.com.hk)以電子形式瀏覽(「電子通訊選擇權」)公司通訊;或(ii)收取公司通訊之印刷本。公司通訊包括年報、中期報告、會議通告及通函等。

現謹奉函向股東確定選擇本公司公司通訊的收取方式。

請　閣下填妥隨附回條,並在二零零七年十二月三十一日或之前將已填妥之回條傳真予或以已預付郵費的信封寄回本公司股份過戶登記處卓佳標準有限公司。

為鼓勵股東選擇電子通訊選擇權,本公司將為每名作出此選擇的股東捐出港幣68元善款,相等於一本二零零六年年報的印刷費用。為了對支持這環保通訊方式的股東進一步表示謝意,本公司會就上述善款額外多捐港幣68元,這表示合共港幣136元將會因為　閣下選擇電子通訊選擇權而撥作慈善用途。請股東填妥並交回回條,共襄善舉。

如　閣下選擇電子通訊選擇權並已在回條內註明　閣下之電郵地址,我們將會在每次有新的公司通訊在本公司網站刊載時,於該公司通訊發出當日以電郵方式通知　閣下。倘若　閣下未有提供電郵地址,本公司將會改以郵寄知會　閣下。

請注意　閣下可以隨時透過填寫指示回條(該指示回條將連同日後的公司通訊一併寄予　閣下,或可向本公司股份過戶登記處索取)更改已選擇的收取方式,填妥的指示回條須交回本公司股份過戶登記處,費用全免。

倘若本公司未有收到　閣下已填妥之回條,本公司將會繼續向　閣下寄送公司通訊的印刷本,直至　閣下另行通知為止。

如　閣下對本函件有任何疑問,請致電本公司股份過戶登記處的熱線(852) 2980 1333 。

此致

列位股東　台照

代表
華潤創業有限公司
公司秘書
李業華
謹啟

二零零七年九月二十日

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)
(於香港註冊成立的有限公司)

(Stock Code: 291)
(股份代號：291)

Please complete, sign and return this reply form to the Share Registrars of China Resources Enterprise, Limited (the "Company"), Tricor Standard Limited, using the pre-paid envelope provided.
請填妥及簽署下列回條，並以已提供之預付郵費的信封寄回華潤創業有限公司（「本公司」）股份過戶登記處卓佳標準有限公司。

REPLY FORM 回條

I/We would like to receive the Company's future corporate communications:
關於本公司日後發佈的公司通訊，本人／吾等欲：
(Please tick only one box)（只可選擇一項，請於以下適當的空格加上「✓」號。）

☐ in printed form; or
只收取印刷本；或

☐ by electronic means in lieu of in printed form.
以電子方式取代印刷本。

My/Our email address:
本人／吾等的電郵地址：______________________

(Please ensure your email address is properly filled in for the purpose of receiving the notification of release of corporate communications)
(請確保填上正確的電郵地址以收取網上電子版本發佈通知之用)

____
Name(s) of Shareholder(s) in English
(Please use BLOCK LETTERS)
股東的英文名稱（請以大楷書寫）

____
Name(s) of Shareholder(s) in Chinese
股東的中文名稱

____
Registered address of shareholder(s)
股東的登記地址

____
Contact telephone number
聯絡電話

Signature(s)
簽署：______________________

Date:
日期：______________________

Notes:

1. The above instruction will apply to all corporate communications of the Company to be sent to you until you inform us otherwise.
2. If any shares are held in joint names, all joint holders OR the joint holder whose name stands first on the Company's register of members should sign this form in order for it to be valid.
3. Printed version of all the Company's future corporate communications will be available from the Company or its Share Registrars on request in writing to the Share Registrars of the Company. They will also be available on the Company's website at www.cre.com.hk.

附註：

1. 上述指示將適用於本公司的所有通訊文件，直至　閣下另行通知為止。
2. 如任何股份以聯名方式持有，則所有聯名持有人或名列本公司股東名冊的首名聯名持有人須於本表格上簽署，方為有效。
3. 本公司日後所有公司通訊的印刷本，可透過書面通知本公司股份過戶登記處索取。該等通訊亦載列於本公司的網站(www.cre.com.hk)。

華潤創業有限公司
China Resources Enterprise, Limited

2007 中期報告 Interim Report


雪花

We deliver
歡欣盡獻

股票代號 Stock Code：0291

公司資料 Corporate Information

主席	**Chairman**
宋林	Song Lin
董事總經理	**Managing Director**
陳樹林	Chen Shulin
副董事總經理	**Deputy Managing Directors**
姜智宏	Keung Chi Wang, Ralph
王群	Wang Qun
劉百成	Lau Pak Shing
鄺文謙	Kwong Man Him
非執行董事	**Non-Executive Directors**
喬世波	Qiao Shibo
閻飈	Yan Biao
蔣偉	Jiang Wei
王帥廷	Wang Shuaiting
杜文民	Du Wenmin
獨立非執行董事	**Independent Non-Executive Directors**
陳普芬	Chan Po Fun, Peter
黃大寧	Houang Tai Ninh
李家祥	Li Ka Cheung, Eric
鄭慕智	Cheng Mo Chi
陳智思	Chan Bernard Charnwut
蕭炯柱	Siu Kwing Chue, Gordon
公司秘書	**Company Secretary**
李業華	Lee Yip Wah, Peter
核數師	**Auditors**
德勤・關黃陳方會計師行	Deloitte Touche Tohmatsu
註冊辦事處	**Registered Office**
香港灣仔	39/F, China Resources Building
港灣道26號	26 Harbour Road
華潤大廈39樓	Wanchai, Hong Kong
主要銀行	**Principal Bankers**
中國銀行(香港)有限公司	Bank of China (Hong Kong) Limited
香港上海滙豐銀行有限公司	The Hongkong and Shanghai Banking Corporation Limited
招商銀行股份有限公司	China Merchants Bank Co., Ltd.
中國建設銀行股份有限公司	China Construction Bank Corporation
荷蘭合作銀行	Rabobank International

目錄
Contents

財務概要
Financial Highlights

		截至六月三十日止六個月 For the six months ended 30 June	
		二零零七年 2007 (未經審核) (Unaudited) 港幣百萬元 HK$ million	二零零六年 2006 (未經審核) (Unaudited) 港幣百萬元 HK$ million
營業額[1]	Turnover[1]	**35,153**	31,581
本公司股東應佔溢利[1]	Profit attributable to shareholders of the Company[1]	**3,737**	1,266
每股基本盈利[2]	Basic earnings per share[2]	**HK$1.58**	HK$0.55
已派發之每股特別股息[3]	Special dividend per share paid[3]	**HK$0.60**	N/A
每股中期股息	Interim dividend per share	**HK$0.15**	HK$0.14

		於二零零七年 六月三十日 At 30 June 2007 (未經審核) (Unaudited) 港幣百萬元 HK$ million	於二零零六年 十二月三十一日 At 31 December 2006 (經審核) (Audited) 港幣百萬元 HK$ million
本公司股東應佔權益	Equity attributable to shareholders of the Company	**22,764**	19,141
少數股東權益	Minority interests	**6,556**	5,824
總權益	Total equity	**29,320**	24,965
綜合借款淨額	Consolidated net borrowings	**652**	1,781
負債比率[4]	Gearing ratio[4]	**2.2%**	7.1%
流動比率	Current ratio	**1.10**	1.08
每股資產淨值：賬面值	Net assets per share: book value	**HK$9.58**	HK$8.12

附註：

Notes:

1. *該等數字包括已按香港財務報告準則第5號列作已終止經營業務－石油及相關產品經銷業務之營業額及股東應佔溢利。該已終止經營業務之單獨數據已分別列於營業額及溢利分析表。*
   These amounts include turnover and profit attributable to shareholders contributed by the Petroleum and Related Products Distribution division, which is presented as discontinued operation according to the Hong Kong Financial Reporting Standard 5. The respective amounts of the discontinued operation are separately disclosed in the analysis of turnover and profit.
2. *每股基本盈利乃將股東應佔溢利除以期內已發行股份的加權平均數計算。該數字包括已終止經營業務之每股基本盈利港幣1.09元（二零零六年：港幣0.10元）。*
   Basic earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period. The amount includes basic earnings per share of the discontinued operation of HK$1.09 (2006: HK$0.10).
3. *出售香港的石油經銷業務已於二零零七年六月二十九日完成，每股普通股港幣0.60元之特別股息已於二零零七年八月派發。*
   The disposal of our petroleum distribution operation in Hong Kong was completed on 29 June 2007 and a special dividend of HK$0.60 per share was paid in August 2007.
4. *負債比率指綜合借款淨額與總權益的比例。*
   Gearing ratio represents the ratio of consolidated net borrowings to total equity.

營業額及溢利分析表
Analysis of Turnover and Profit

截至六月三十日止六個月 For the six months ended 30 June

各項業務之營業額	Turnover by segment	**二零零七年 2007 (未經審核) (Unaudited) 港幣百萬元 HK$ million**	二零零六年 2006 (未經審核) (Unaudited) 港幣百萬元 HK$ million	增加／(減少) Increased/ (Decreased) %
核心業務	*Core Businesses*			
－零售	– Retail	**12,437**	9,910	25.5%
－飲品	– Beverage	**6,283**	4,345	44.6%
－食品加工及經銷	– Food Processing and Distribution	**3,441**	2,889	19.1%
－紡織	– Textile	**2,318**	2,126	9.0%
－投資物業	– Investment Property	**183**	171	7.0%
小計	**Subtotal**	**24,662**	19,441	26.9%
其他業務	*Other Businesses*			
－石油及相關產品經銷 (已終止經營業務)	– Petroleum and Related Products Distribution (discontinued operation)	**10,610**	12,252	(13.4%)
－投資及其他業務	– Investments and Others	**–**	–	–
小計	**Subtotal**	**10,610**	12,252	(13.4%)
		35,272	31,693	11.3%
對銷業務間之交易	Elimination of inter-segment transactions	**(119)**	(112)	6.3%
總額	**Total**	**35,153**	31,581	11.3%

截至六月三十日止六個月 For the six months ended 30 June

各項業務之股東應佔溢利	Profit attributable to shareholders ("PAS") by segment	**二零零七年 2007 (未經審核) (Unaudited) 港幣百萬元 HK$ million**	二零零六年 2006 (未經審核) (Unaudited) 港幣百萬元 HK$ million	增加／(減少) Increased/ (Decreased) %
核心業務	*Core Businesses*			
－零售	– Retail	**273**	147	85.7%
－飲品	– Beverage	**118**	76	55.3%
－食品加工及經銷	– Food Processing and Distribution	**224**	214	4.7%
－紡織	– Textile	**69**	41	68.3%
－投資物業	– Investment Property	**386**	480	(19.6%)
小計	**Subtotal**	**1,070**	958	11.7%
其他業務	*Other Businesses*			
－石油及相關產品經銷 (已終止經營業務)	– Petroleum and Related Products Distribution (discontinued operation)	**2,576**	217	1,087.1%
－投資及其他業務	– Investments and Others	**198**	191	3.7%
小計	**Subtotal**	**2,774**	408	579.9%
		3,844	1,366	181.4%
公司總部利息淨額及費用	Net corporate interest and expenses	**(107)**	(100)	7.0%
總額	**Total**	**3,737**	1,266	195.2%

截至六月三十日止六個月 For the six months ended 30 June

各項業務扣除投資物業重估及出售主要非核心資產／投資影響之股東應佔溢利	PAS excluding the effect of investment property revaluation and major disposal of non-core assets/investments by segment	二零零七年 2007 (未經審核) (Unaudited) 港幣百萬元 HK$ million	二零零六年 2006 (未經審核) (Unaudited) 港幣百萬元 HK$ million	增加／(減少) Increased/ (Decreased) %
核心業務	*Core Businesses*			
－零售[1]	– Retail[1]	**263**	147	78.9%
－飲品	– Beverage	**118**	76	55.3%
－食品加工及經銷	– Food Processing and Distribution	**224**	214	4.7%
－紡織[2]	– Textile[2]	**66**	41	61.0%
－投資物業[3]	– Investment Property[3]	**112**	114	(1.8%)
小計	**Subtotal**	**783**	592	32.3%
其他業務	*Other Businesses*			
－石油及相關產品經銷 (已終止經營業務)[4]	– Petroleum and Related Products Distribution (discontinued operation)[4]	**183**	217	(15.7%)
－投資及其他業務	– Investments and Others	**198**	191	3.7%
小計	**Subtotal**	**381**	408	(6.6%)
		1,164	1,000	16.4%
公司總部利息淨額及費用	Net corporate interest and expenses	**(107)**	(100)	7.0%
總額	**Total**	**1,057**	900	17.4%

附註：

Notes:

1. *零售業務的業績不包括淨估值盈餘約港幣1千萬元(二零零六年：無)。*
   Net valuation surplus amount to HK$10 million (2006: Nil) has been excluded in the results of the Retail division.
2. *紡織業務的業績不包括淨估值盈餘約港幣3百萬元(二零零六年：無)。*
   Net valuation surplus amount to HK$3 million (2006: Nil) has been excluded in the results of the Textile division.
3. *投資物業業務的業績不包括金額合共為港幣2.74億元(二零零六年：港幣3.66億元)的淨估值盈餘及出售若干非核心投資物業所得淨利。*
   Net valuation surplus and disposal gains of certain non-core investment properties with an aggregate amount of HK$274 million (2006: HK$366 million) have been excluded in the results of the Investment Property division.
4. *於二零零七年六月底，本集團已完成出售其石油及相關產品經銷業務之全部權益並獲取約港幣24億元溢利。*
   The disposal of the Group's 100% equity interest in Petroleum and Related Products Distribution business was completed at the end of June 2007 with a total gain of approximately HK$2.4 billion.

半年度業績

本集團截至二零零七年六月三十日止六個月的未經審核綜合營業額及公司股東應佔溢利創出新高，分別達到港幣35,153,000,000元及港幣3,737,000,000元，較去年同期增加11.3%及195.2%；每股基本盈利為港幣1.58元，對比二零零六年同期為港幣0.55元。二零零七年上半年及二零零六年上半年的投資物業價值重估税後收益及主要出售交易收益分別合共港幣2,680,000,000元及港幣366,000,000元，剔除該等影響後，本集團二零零七年首六個月公司股東應佔未經審核綜合基礎溢利應增加17.4%。本集團於回顧期內出售位於香港的非核心石油經銷業務，帶來港幣2,393,000,000元的收益。核心消費相關業務帶動強勁的基礎溢利增長。

中期股息

隨二零零七年八月派發每股港幣0.6元之特別股息後，董事會議決於二零零七年十月十五日或前後，向於二零零七年十月二日名列本公司股東名冊的股東派發截至二零零七年六月三十日止六個月的中期股息每股港幣0.15元（二零零六年：每股港幣0.14元）。

前景

在中國內地和香港暢旺的消費市道所帶動下，本集團二零零七年上半年業績創出新高，反映本集團致力集中發展消費相關業務藉以提升股東價值的轉型過程已取得極大進展。

本集團於二零零七年六月二十九日完成出售位於香港的非核心石油經銷業務，並於二零零七年八月派發特別股息每股港幣0.6元。這項交易標誌著本集團出售非核心資產的一個重要里程。隨著交易的完成，本集團的營業額將悉數來自核心業務。與此同時，本集團已進一步增加核心業務的投資，特別是飲品及零售方面，為加快業務內涵增長打造鞏固的平台。

HALF YEAR RESULTS

The Group's unaudited consolidated turnover and profit attributable to the Company's shareholders for the six months ended 30 June 2007 reached new heights and amounted to approximately HK$35,153 million and HK$3,737 million respectively, representing an increase of 11.3% and 195.2% over that of last year. Basic earnings per share were HK$1.58 compared to HK$0.55 for the same period of 2006. Excluding the after-tax effect of revaluation of investment properties and major disposals, which led to aggregate gains of HK$2,680 million in the first half of 2007 and HK$366 million in the first half of 2006, the Group's underlying unaudited consolidated profit attributable to the Company's shareholders would have increased by 17.4% for the first six months of 2007. The disposal of the Group's non-core petroleum distribution operation in Hong Kong generated a gain of HK$2,393 million during the period under review. Core consumer-related businesses contributed to the strong underlying profit growth.

INTERIM DIVIDEND

Subsequent to the payment of a special dividend of HK$0.6 per share in August 2007, the Board has resolved to declare an interim dividend of HK$0.15 per share for the six months ended 30 June 2007 (2006: HK$0.14 per share) payable on or around 15 October 2007 to shareholders whose names appear on the Register of Members of the Company on 2 October 2007.

PROSPECTS

The Group achieved record results for the first half of 2007, reflecting the tremendous progress of our transformation into a focused consumer play to drive shareholder value, underpinned by the flourishing consumer sector of the Chinese Mainland and Hong Kong.

The disposal of our petroleum distribution operation in Hong Kong was completed on 29 June 2007 and the special dividend of HK$0.6 per share was paid in August 2007. This marks an important milestone in the Group's efforts to divest non-core assets. Following completion of the disposal, the Group's turnover comprises purely the core businesses. Concurrently, the Group has further accelerated its investments in the core businesses, especially beverage and retail, paving solid platform for faster organic growth.

前景(續)

本集團在中國內地的超市業務，初期開展規模不大，但至今已逐步在中國內地的重點地區取得主導性的市場佔有率，過去數年盈利不斷提升。儘管超市業務競爭異常激烈，消費者的品味又經常改變，本集團致力為客戶提供物超所值的產品與服務、革新店舖形式和優化產品組合，現正帶來理想成果，並成為本集團的主要競爭優勢。本集團着重同店增長、成本效益、以及與供應商之夥伴關係，藉以提升業務表現，迄今成績令人鼓舞。回顧期內，同店增長達8.2%，創近年新高，而主要開支項目均控制得宜。本集團已和主要供應商簽署合約，在全國範圍內進行廣泛合作。未來業務擴展仍將穩步進行，以期在重點地區取得主導性地位。

本集團相信，在內地家庭收入提高、市場的整合及主要啤酒商積極推銷等因素推動下，內地啤酒市場正經歷結構性變化，因而導致啤酒銷量增長加快、整體經營環境改善、以及消費者品牌意識有所提高。為抓緊市場機遇，本集團一直通過對外收購、新廠投資和擴能改造，以快速有效的方式實現擴張。本集團的飲品業務於本年度上半年錄得36.6%銷量增長，表現遠勝市場。我們行銷全國的「雪花」品牌，繼續以高速滲透市場，其銷量在回顧期內急升82.0%，佔總銷售量71.2%，進一步鞏固本集團作為內地以銷量計算最大啤酒商和最大單一本地品牌持有人的地位。

隨著收入增加，中國消費者對食品質量與安全的要求也日漸提高。本集團的深圳和上海肉類加工項目於本年度上半年的屠宰量均錄得可觀增長，雖然整體盈利因中國內地豬肉價格飆升而受到影響，但遠洋捕撈和速凍食品業務的盈利增長，足以抵消有關減幅，印證了本集團實現食品業務多元化的成效。於二零零七年七月二十日，本港已原則性容許多一家代理，進口中國內地活豬至香港市場。本集團將積極迎接挑戰，進一步提升供應鏈的運作效率，將「五豐」品牌打造成優質鮮肉的標誌，鞏固優質品牌的形象。憑藉完善的經營網絡及昭卓信譽，本集團將較其他對手更具競爭優勢。

PROSPECTS (continued)

With a modest beginning, we have gradually built up a leading market share of our supermarket operation in the targeted districts of the Chinese Mainland, and profitability has improved continuously over the last few years. Although supermarket business is highly competitive and consumer preferences are constantly changing, our commitments to offering best value to customers, store format innovation, product mix refinement are paying off and becoming our core competence. To drive business performance, we emphasize same store growth, cost efficiency and partnership relationship with suppliers; and the results have been encouraging. Same store growth of 8.2% during the period under review was the highest in recent years and major expenses were well kept under control. We have also signed contracts with major suppliers for extensive co-operation on a nationwide basis. Future expansion will still be steady and focused to fulfill our district dominance strategy.

The Group believes the mainland beer market is undergoing a structural change as a result of the increase in household income, market consolidation and marketing efforts of the major brewers. This has led to acceleration in beer sales growth, improved overall operating environment and growing brand awareness among consumers. To capitalize on the market opportunities, we have been expanding swiftly and efficiently via acquisitions, greenfield investments and capacity upgrade. Our beverage operation reported a 36.6% growth in sales volume in the first half of this year, considerably outperforming the market. Our national brand, "SNOW", continued its rapid penetration momentum. Its sales volume surged by 82.0% during the period under review, accounting for 71.2% of our total sales volume. Our position as the largest brewer and the owner of the largest single local brand on the mainland in terms of sales volume has been further strengthened.

As their incomes rise, Chinese consumers are demanding greater quality and safety in food. The meat processing projects in Shanghai and Shenzhen both reported significant increase in slaughtering volume in the first half of the year though overall profitability was affected by the surge in pork prices on the mainland. The shortfall, however, was offset by the higher profit contributions from the marine fishing and frozen food businesses, reflecting the benefits of the diversity of our food operation. On 20 July 2007, one more agent was authorized in principle to distribute live pigs from the Chinese Mainland into Hong Kong. We will embrace the challenge by further enhancing our supply chain efficiency and developing "Ng Fung" brand as high quality fresh meat, commanding a strong premium brand image. Our network and reputation will put us in a favorable position to compete with others.

前景(續)

本集團的紡織業務於二零零七年上半年錄得強勁復甦，通過專注發展競爭力較強、利潤率較高的產品，業務表現較去年大幅改善。本集團已在高端紗線產品建立優勢，可滿足海外市場對優質襯衫和絲襪的殷切需求。我們亦正瞄準開發以牛仔消閒服為主的成衣出口業務。

內地經濟繼續蓬勃增長，房地產和股票市場尤其表現強勁。國內生產總值持續上揚、可動用收入不斷提高、加上人民幣保持強勢，使內地消費市場展現一片秀麗前景。香港經濟也保持穩定增長，就業市場數據顯著改善，消費信心普遍增強。本集團在各個核心業務領域均已取得領導地位，必可充分把握消費需求增長所締造的各種商機。

儘管市場關注正在惡化的美國次級按揭市場對地區性信貸市場及資金流向的影響，中國內地的經濟發展及其零售活動依然保持強勢。展望未來，新興中上消費階層的形成、資產價值提升帶來的財富效應、以及二零零八年北京奧運會等大型盛事即將舉行，均利好本集團。本集團在核心業務推動下正步入增長及繁榮的新階段。

內部監控

董事會明白，就風險管理、內部監控及管治建立及維持健全的系統是其職責所在，以確保企業達致目標、業務運作暢順、保障集團資產、維護股東權益及確保財務報表的可靠性。本集團採納了美國Committee of Sponsoring Organizations of the Treadway Commission的報告及香港會計師公會所提出的內部控制框架，作為釐定集團公司通用監控系統及實務常規的標準。我們的內部監控系統包括五項主要元素，即有效的監控環境、風險管理、溝通和資訊系統、具成本效益的監控程序，以及恰當的監察機制。

董事會透過監察本集團內審部的工作，定期檢討本集團的內部監控系統。審核委員會負責確保財務報告的可靠性，並監督內部及外聘核數師的工作。截至二零零七年六月三十日止六個月，董事會已檢討本集團現行內部監控系統的成效，結果令人滿意。

PROSPECTS (continued)

The Group's textile division reported strong recovery in the first half of 2007 despite slack performance of last year in line with our re-positioning to concentrate on products with better competitiveness and margins. We have established our niche in higher end yarn products to match strong overseas demand for high quality shirts and stockings. We are also targeting denim casual wears to lead our garment export.

The mainland economy continues to grow vibrantly with strong performance in the property and stock markets. Sustained high GDP and disposable income growth alongside the strength of the Renminbi render a rosy outlook to the mainland consumer market. In Hong Kong, the economy is growing steadily with significant improvements in the employment market and rising consumer confidence. With leading presence established in our core business domains, the Group is well-poised to capitalize on the opportunities created by the growing consumer demand.

Despite the concerns about the impact of the worsening subprime mortgages in the United States on the regional credit markets and fund flows, economic development and consumer activity on the mainland have remained robust. Looking forward, emerging middle and upper class consumers, wealth effect of asset value appreciation and upcoming events, including Beijing 2008 Olympics, all bode well for the Group. We are entering a new era of growth and prosperity driven by our core businesses.

INTERNAL CONTROL

The Board recognizes that it has the overall responsibility to establish and maintain sound systems in risk management, internal control and governance to ensure the accomplishment of corporate goals, smooth running of the operations, safeguard the Group's assets and shareholders' interest as well as ensure the reliability of financial statements. The Group adopts the control frameworks outlined by both the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the United States and the Hong Kong Institute of Certified Public Accountants as our standards in establishing control systems and the best practice among our group companies. Our internal control system includes five key elements, namely the existence of an effective control environment, risk management, communication and information system, cost effective control process and proper monitoring mechanism.

The Board conducts regular reviews of the Group's internal control system through monitoring the activities of the Group's internal audit department. The Audit Committee oversees the reliability of financial reporting and the works of auditors, both internal and external. For the six months ended 30 June 2007, the Board has reviewed and is satisfied with the effectiveness of the Group's current internal control system in place.

企業管治

董事會深悉，行之有效的企業管治架構，是保證本集團持續發展的重要元素，因此堅持實施高質素的企業常規、會計和披露準則。本集團致力維持優良的企業管治水平，所付出的努力一直廣受投資界稱許。於回顧期內，本公司獲《財資》雜誌評選為「中國區最佳企業管治公司」之一，並在《亞洲企業管治》雜誌舉辦的「二零零七年表揚頒獎 — 亞洲最佳企業管治公司」中被評選為得獎者之一。此外，本公司亦獲得《亞洲金融》雜誌評選為中國最佳企業管治公司以及中國最佳投資者關係公司之一。

透過本集團高級管理層和營運管理層與投資界保持公開對話，藉以積極管理投資者關係，是本集團企業管治架構中重要的一環。二零零七年上半年，我們與900多位基金經理和分析員進行為數約160次會議，會上介紹本集團的最新發展、業務大計及公司策略。此外，本集團也一如以往，於年內第二季舉行環球路演，派出總部高級管理層和業務部門的主管人員，走訪歐洲、美國及亞洲，與當地的機構投資者會面。本年度環球路演的重點是介紹本集團旗下的飲品、超市及食品業務，參加者對此均反應良好。本集團將繼續積極與投資界保持聯繫，確保彼此可有效溝通。

CORPORATE GOVERNANCE

The Board fully appreciates that an effective corporate governance framework plays an important role in the Group's sustainable development and is resolved to implement high quality corporate practices and accounting as well as disclosure standards. Our continuous efforts in maintaining a high standard of corporate governance have been well recognized by the investment community. During the period under review, the Company was named as one of the "Best in Corporate Governance, China" by The Asset and was selected as one of the recipients of the "Recognition Awards 2007 — The Best of Asia" by Corporate Governance Asia. It was also rated one of the companies with the best corporate governance and best investor relations in China by FinanceAsia.

An important element of our corporate governance framework is the active management of investor relations through open dialogues among the investment community, senior management and operational management of the Group. For the first six months of 2007, we had around 160 meetings with over 900 fund managers and analysts to discuss the Group's latest business developments, plans and strategies. Also, we continued our practice to conduct an annual global roadshow in the second quarter of the year through which senior management of the headquarters together with the chief executives of the business operations met with institutional investors in Europe, the United States and Asia. This year's roadshow highlighted our beverage, supermarket and food operations and was well received by the participants. The Group will continue to actively engage the investment community to ensure effective communication is in place.

社會責任

本集團一向對履行社會責任不遺餘力，對扶助各界社群的呼籲也積極響應。我們熱心參與各項社區及慈善活動，其中之一是旗下的香港超市業務於二零零七年二月再度獲香港社會服務聯會頒發「商界展關懷」標誌，以表揚其努力發揮良好企業公民的精神。飲品業務連續第三年舉辦「雪花啤酒 • 勇闖天涯」活動，本年度的主題是探討邊區農村學生的學習環境。此外，本集團奉行支持環保的基本政策，旗下香港超市業務已承諾協助減少使用塑膠購物袋，並參與「無膠袋日」運動。本集團將繼續把環保概念融入日常業務營運中，為保育環境作出應有的貢獻。

SOCIAL RESPONSIBILITY

The Group is committed to social responsibility and responsiveness. We participate proactively in various community service as well as charity activities. Our supermarket division of Hong Kong, for example, was awarded again "The Caring Company Logo" by the Hong Kong Council of Social Service in February 2007 in recognition of its efforts to demonstrate good corporate citizenship. For the third consecutive year, our beverage operation has been launching the campaign called "The Great Expedition with SNOW (雪花啤酒 • 勇闖天涯)". This year, the focus of the campaign is to explore the learning condition and environment of students in the rural districts along the national border. Furthermore, environmental protection is one of the fundamental policies of the Group. Our supermarket operation in Hong Kong has pledged to reduce the use of plastic shopping bags and participated in the "No Plastic Bag Day" event. We will continue to give full support to integrate the environmental concept into our daily operation, and contribute our part towards the protection and preservation of our environment.

致謝

本人謹代表董事會，感謝股東對管理團隊的支持與信任；也感謝全體員工盡忠職守，同心協力，為推進集團業務而努力不懈。

APPRECIATION

On behalf of the Board, I would like to extend my gratitude to shareholders for their support and confidence in our management team; and to our dedicated staff for their collaborative efforts and hard work.

主席
宋林

香港，二零零七年九月五日

SONG LIN
Chairman

Hong Kong, 5 September 2007

業務回顧

零售

本集團的零售業務主要由以下三類業務模式組成：(1)超級市場及物流；(2)在中國內地的品牌時尚產品經銷業務及(3)其他零售店業務。

本集團零售業務於二零零七年上半年的經營業績錄得令人鼓舞的改善，主要來自超市業務的持續內涵增長及中國內地強大的經濟增長。回顧期內營業額及應佔溢利分別為港幣12,437,000,000元及港幣273,000,000元，較二零零六年同期分別增加25.5%及85.7%。

中國內地持續錄得強勁的經濟增長，二零零七年上半年的國內生產總值增長達11.5%。加上居民收入快速增長，刺激居民消費力，帶動國內社會消費品零售總額錄得較去年同期增長15.4%，同時，居民消費價格分類指數上升3.2%，尤以食品類的增幅顯著，令本集團的整體消費業務得以受惠。

由於香港經濟蓬勃發展及二零零六／二零零七年度預算盈餘表現較預期理想，帶動二零零七年上半年本地整體消費穩步增長。

超級市場及物流

超級市場及物流業務於二零零七年上半年的營業額為港幣11,183,000,000元，較二零零六年同期增加26.2%。期內應佔溢利為港幣201,000,000元，較二零零六年同期增加68.9%。

通過開設新店、收購項目及邀請特許經營店舖加盟，使本集團於二零零七年上半年在目標市場的佔有率得以持續擴大。於二零零七年六月底，本集團在香港及中國內地共經營約2,200間店舖，其中約51.0%是直接經營，其餘則為特許經營。店舖業態大致分為大型超市、綜合超市、標準超市以及便利店。以區域劃分二零零七年上半年的營業額貢獻，華東及華中佔59.0%，華南佔26.3%，香港佔9.9%，而華北則佔4.8%。

REVIEW OF OPERATIONS

Retail

The Group's retail division mainly comprises three business segments: (1) supermarket and logistics; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation.

For the first half of 2007, the Group's retail division showed an encouraging improvement in its operating results, mainly contributed by sustained organic growth in the supermarket operation and the robust economy in the Chinese Mainland. Turnover and attributable profit for the period under review amounted to HK$12,437 million and HK$273 million respectively, representing an increase of 25.5% and 85.7% over the same period of 2006.

The Chinese Mainland continued to record rapid economic growth, posting an 11.5% growth in GDP in the first half of 2007. Coupled with the increase in individual income level, domestic consumption had been stimulated and a year-on-year 15.4% growth in total retail sales of consumer goods was recorded. In addition, the consumer price indices by category increased by 3.2%, particularly with a substantial increase in the food category. The Group's consumer businesses have thus benefited as a whole.

With the flourishing economy in Hong Kong and better-than-expected budget surplus in 2006/2007, local consumption expenditure showed steady growth in the first half of 2007.

Supermarket and Logistics

Turnover of the supermarket and logistics operation for the first half of 2007 was HK$11,183 million, representing an increase of 26.2% over the same period of 2006. Attributable profit for the first half of 2007 amounted to HK$201 million, representing an increase of 68.9% over the same period of 2006.

Through new store openings, acquisitions and line-up with franchised stores, the Group continued to increase its market share in target regions in the first half of 2007. As at the end of June 2007, the Group operated a total of approximately 2,200 stores in the Chinese Mainland and Hong Kong, of which approximately 51.0% were self-operated and the rest were franchised stores. Major store formats are hypermarket, superstore, supermarket and convenience store. In terms of geographical contribution, Eastern and Central China, Southern China, Hong Kong and Northern China respectively accounted for 59.0%, 26.3%, 9.9% and 4.8% of the division's turnover for the first half of 2007.

業務回顧(續)

零售(續)

超級市場及物流(續)

二零零七年上半年營業額增長的主要動力來自持續開設新店擴大經營規模，以及平均客單價的提升帶來顯著的同店增長。而回顧期內，整體同店增長率達8.2%，尤其中國內地的同店增長率達9.0%。此外，本年上半年的未計利息、稅項、折舊及攤銷前綜合盈利(「EBITDA」)達港幣525,000,000元，較二零零六年同期增長20.4%。

華東及華中地區持續錄得理想的同店增長率，達8.0%。透過採取多業態組合方式、進佔地區領導地位為策略，以及優化供應鏈的管理，使蘇果得以在南京市維持理想的市場佔有率，並於回顧期內部份南京的購物廣場(蘇果自2005年開展的新業態)更轉虧為盈。面對其他本地及外資零售營辦商的激烈競爭，二零零六年年中在寧波市新收購的店舖於上半年仍錄得虧損，本集團將持續努力調整店舖及優化貨品結構以提升盈利能力。

強勁的經濟增長為華南地區帶來高客流量及理想的平均客單價，加上店面改造及整合配送中心以提高配送能力等方面於期內取得理想成效，大型超市和綜合超市的同店增長率分別達13.3%和16.7%。對於中山市及東莞市表現欠佳的門店，本集團將致力優化及豐富商品組合，加強供應鏈，以改善盈利能力。

透過調整現有店舖、理順供應鏈和管理架構得以減低成本，使華北地區的經營逐步改善並轉虧為盈。與此同時，本集團於二零零六年十月訂立協議在北京興建一座物流中心以整合華北地區的採購及物流網絡。

香港地區面對本地主要對手的強大競爭壓力，本集團審慎監察所給予顧客的多項折價優惠，以維持市場佔有率。隨著本港重現消費意欲、零售業銷售持續增長及市場對優質倉儲的需求日形殷切，相信中期至長遠而言有利於香港業務的發展。

REVIEW OF OPERATIONS (continued)

Retail (continued)

Supermarket and Logistics (continued)

Driven by store openings and remarkable same store growth resulting from a favorable increase in average per-invoice sales, satisfactory growth in turnover was recorded in the first half of 2007. Overall same store growth for the period under review was 8.2%, in particular a 9.0% increase was achieved for the Chinese Mainland. In addition, consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") for the first half of the year amounted to HK$525 million, representing a 20.4% growth over the same period of 2006.

The Eastern and Central China operation continued to record satisfactory same store growth of 8.0%. Through the adoption of a multi-format approach, a district dominance strategy and better supply chain management, Suguo maintained a satisfactory market share in the Nanjing district. Besides, certain hypermarkets in Nanjing, a new store format since 2005 for Suguo, started to turn profitable during the period under review. Owing to head-on competition from other local and foreign retail operators, the stores in Ningbo, which were acquired in mid 2006, incurred losses in the first half of the year. The Group is making efforts to rationalize the store format and enhance the merchandise mix to improve profitability in Ningbo.

In Southern China, high shopper traffic and satisfactory average per-invoice sales were recorded under strong economic growth. Store facelifts and better supply chain management helped deliver satisfactory results during the period under review. Same store growth of hypermarkets and superstores reached 13.3% and 16.7% respectively. For some non-performing stores in Zhongshan and Dongguan, the Group continues to put in efforts to enrich the product mix as well as to strengthen the supply chain to drive the profitability.

The Group is making good progress in turning around the operation in Northern China after rationalizing its existing stores and the related supply chains and management structures which drove down costs. In addition, the Group entered into an agreement in October 2006 to set up a distribution center in Beijing for the integration of the procurement and logistics network in Northern China.

The Hong Kong operation faced strong competition from major local market players. The Group cautiously monitored the concessions offered to customers while securing its market share at the same time. With solid revival in domestic consumption expenditure, sustainable retail sales growth and growing demand for quality warehouse space, it is believed that the Hong Kong operation will benefit in the medium to long term.

業務回顧(續)

零售(續)

超級市場及物流(續)

為應對目前零售市場激烈的競爭,本集團將致力提升營運效率,並積極發掘新收購項目和開設新店加速提高在目標地區的市場佔有率。

品牌時尚產品經銷

品牌時尚產品經銷業務於二零零七年上半年錄得營業額及應佔溢利分別為港幣876,000,000元及港幣48,000,000元,較二零零六年同期增加20.5%及269.2%。

於二零零七年六月底,中國內地的「Esprit」品牌經銷網絡已擴展至約750間自營及特許經營店。於回顧期內,「Esprit」品牌的營業額及應佔溢利錄得強勁增長。「Esprit」品牌在成都開始零售業務,令品牌零售營業額進一步提高。自營店及特許經營店的業績均表現理想,前者的同店增長率達17.4%。此外,在去年同期結束了個別品牌的經銷,令本期業務盈利相比下有所改善。

其他零售店

二零零七年上半年其他零售店業務的營業額及應佔溢利分別為港幣378,000,000元及港幣24,000,000元,較二零零六年同期增加17.0%及60.0%。於二零零七年六月底,本集團的連鎖零售店包括5間在香港經營的中藝和38間在香港及中國內地經營的華潤堂。

於回顧期內經濟持續好轉,令消費者對高價值及高質素的商品漸趨受落。首飾及工藝商品銷售增加,帶動中藝於二零零七年上半年的營業額及盈利貢獻上升。此外,同店增長率錄得7.2%。

港人對健康日益關注,令市場對傳統中藥及保健食品的需求上升。於回顧期間,高價值的產品銷量持續大幅增長,令華潤堂毛利增加。並錄得顯著的同店增長率達18.5%。儘管面對租金及勞工成本調升構成的成本壓力,二零零七年上半年華潤堂的整體營運仍得以轉虧為盈。

REVIEW OF OPERATIONS (continued)

Retail (continued)

Supermarket and Logistics (continued)

To cope with prevailing keen competition in the retail market, the Group will strive to improve the operational efficiency to drive profitability. The Group continues to identify new acquisitions and new store openings in target districts in order to raise market presence in the regions.

Brand-fashion Distribution

The brand-fashion distribution segment reported turnover and attributable profit for the first half of 2007 of HK$876 million and HK$48 million respectively, representing a corresponding increase of 20.5% and 269.2% over that of 2006.

As at the end of June 2007, the distribution network of the "Esprit" brand has been expanded to approximately 750 self-operated and franchised stores in the Chinese Mainland. During the period under review, the "Esprit" brand delivered strong growth in both turnover and attributable profit, and its new operation in Chengdu further boosted the brand's retail turnover. Both self-operated stores and franchised stores achieved satisfactory results, with the former recording same store growth of 17.4%. In addition, the cessation of certain brands in the same period of last year partly accounted for the improvement in profitability.

Other Retail Stores

Turnover and attributable profit of the other retail stores segment for the first half of 2007 were HK$378 million and HK$24 million respectively, representing a corresponding increase of 17.0% and 60.0% over that of 2006. The Group's chain of retail stores as at the end of June 2007 consisted of 5 Chinese Arts & Crafts 中藝 stores in Hong Kong and 38 CR Care 華潤堂 stores in Hong Kong and the Chinese Mainland.

With the buoyant economy in the period under review, consumers became more receptive to the premium perceived value and quality products. The increase in sales of jewelry and art and craft products led to the increase in turnover and profit contribution of Chinese Arts & Crafts 中藝 for the first half of 2007. In addition, same store growth of 7.2% was recorded.

Rising health awareness amongst the local community has increased the market demand of traditional Chinese medicine and health food. For the period under review, sales of certain premium products continued to increase significantly, which contributed to an increase in gross profit for CR Care 華潤堂 stores. Remarkable same store growth of 18.5% was also recorded. Despite the cost pressure from increased store rental and labor costs, the CR Care 華潤堂 operation recorded a turnaround in profitability for the first half of 2007.

業務回顧(續)

飲品

飲品業務於二零零七年上半年的營業額及應佔溢利分別為港幣6,283,000,000元及港幣118,000,000元，較二零零六年同期增加44.6%及55.3%。

本集團二零零七年上半年的營業額錄得顯著增長，啤酒銷量上升36.6%至約3,336,000千升，當中內涵增長達23.9%，其中行銷全國的「雪花」啤酒，銷量達2,377,000千升，佔總銷量的71.2%，增長幅度達82.0%。營業額及銷量的上升主要是內涵增長帶動，其中以四川、遼寧、安徽、江蘇及浙江地區的銷量增長較為顯著。這有賴於本集團重視「雪花」啤酒的品牌策略，通過積極的市場推廣，公司品牌整合取得顯著成效。期內炎熱天氣，亦進一步刺激了消費者對啤酒的需求。

本集團於二零零七年四月透過完成收購藍劍(集團)有限責任公司的全部股權而增加了14間四川省啤酒公司的權益38%至100%，增加了四川地區對集團溢利的貢獻。雖然期內新收購或開始營運的項目錄得虧損，抵銷了部份溢利升幅，但整体業務溢利與去年同期比較仍然取得滿意的增長。

本集團截至二零零七年六月底於中國內地經營約50多間啤酒廠，年產能約9,000,000千升。為配合中國經濟的急速發展及啤酒市場的快速增長，本集團將透過收購、新建及擴大現有啤酒廠的產能以增加本集團的生產能力。於期內，本集團完成收購安徽聖力釀酒有限公司90%權益及內蒙古巴特罕酒業股份有限公司100%權益，以及葫蘆島菊花啤酒有限公司與啤酒業務相關的資產，產能合共約340,000千升，以進一步配合本集團於安徽、內蒙古、遼寧及鄰近地區的現有業務的發展。

為加強本身的競爭優勢，本集團將致力優化產品品牌結構，進一步降低營運成本，繼續整合現有市場、拓展新市場，力求把握中國內地啤酒消耗量與日俱增的有利形勢。

REVIEW OF OPERATIONS (continued)

Beverage

The beverage division reported turnover and attributable profit for the first half of 2007 of HK$6,283 million and HK$118 million respectively, representing a corresponding increase of 44.6% and 55.3% over the same period of 2006.

The Group reported remarkable growth in turnover for the first half of 2007 with sales volume of beer rose by 36.6% to approximately 3,336,000 kiloliters, of which 23.9% was organic growth. In particular, sales volume of our national brand "SNOW" reached 2,377,000 kiloliters, representing 71.2% of the total sales volume and impressive growth of 82.0%. The increase in turnover and sales volume was mainly contributed by organic growth with a notable sales volume increase in the Sichuan, Liaoning, Auhui, Jiangsu and Zhejiang regions, driven by successful brand integration through initiatives in the "SNOW" promotion and market distribution. Market demand was further increased alongside hot weather that came earlier than expected during the period.

In addition, the Group's interest in its existing 14 brewery companies in Sichuan increased by 38% to 100% through completion of the acquisition of the entire interest in 藍劍(集團)有限責任公司 (Blue Sword (Group) Company Limited) in April 2007. The increase in attributable profit of the Sichuan region to the Group further boosted profitability of the division, which was however reduced by the loss incurred by new breweries that were acquired or commenced operation in the period under review. Nevertheless, overall profit of the operation increased satisfactorily compared to the same period of 2006.

At the end of June 2007, the Group operated approximately 50 breweries in the Chinese Mainland with an annual production capacity of approximately 9.0 million kiloliters. Capitalizing on the rapid economic development and the fast growing beer market in China, the Group continued to grow its production capacity through acquisitions, investments in greenfield breweries and capacity upgrade of existing breweries. During the period, the Group completed the acquisition of a 90% interest in 安徽聖力釀酒有限公司 (Anhui Shengli Brewery Company Limited) and a 100% interest in 內蒙古巴特罕酒業股份有限公司 (Inner Mongolia Eatehan Brewery Company Limited), and the related brewing assets in 葫蘆島菊花啤酒有限公司 (Huludao Juhua Brewery Company Limited) with a total production capacity of 340,000 kiloliters to further complement its existing operations in Anhui, Inner Mongolia, Liaoning and the nearby regions.

To strengthen its competitive advantage, the Group will keep emphasizing branded product mix enrichment, operational improvement for cost saving, continuous market integration and expansion to capitalize on the growing momentum of the beer consumption in the Chinese Mainland.

業務回顧(續)

食品加工及經銷

食品加工及經銷業務於二零零七年上半年錄得營業額及應佔溢利分別為港幣3,441,000,000元及港幣224,000,000元，分別較二零零六年同期增加19.1%及4.7%。

於二零零七年第二季度，儘管中國內地活畜供應短缺令成本受壓，及拖低活畜經銷業務的盈利。但是凍品、水產品及綜合食品業務的盈利錄得顯著增長，使整體食品經銷業務仍能維持相當盈利。雖然最近公佈開放中國內地活豬供港市場預計令經營環境更具挑戰，但業務在集團之優質鮮肉品牌及良好的供應鏈管理作後盾下，預計仍較其他授權代理有較佳的競爭優勢。

於回顧期間，遠洋捕撈及水產品加工業務縱使面對高燃料價格的影響，營業額及應佔溢利均錄得顯著增長。表現理想主要由於銷量大幅上升約26.0%，以及捕撈能力的提高令高檔魚類和水產的比重增加。此外，業務定期實地審察捕撈船隊的燃料耗用情況，及推行節約成本措施，以控制生產成本。

深圳業務於回顧期間營業額錄得滿意增長。由於活畜採購成本上漲及銷售費用上升，令業務對集團的盈利貢獻減少。然而，「喜上喜」品牌被評為深圳市知名品牌之一。在採購、屠宰及鮮肉生產各方面的競爭優勢支持下，業務繼續增加向集團旗下的華南超市供應肉類產品。

上海肉類加工中心已於二零零五年年底開始營運，於回顧期內對集團的溢利貢獻有顯著改善，其屠宰加工量亦提升約48.5%。於二零零七年六月底，「五豐上食」品牌的產品已於近1,100個包括設於超級市場內及專賣店等銷售點銷售。業務推行有效的宣傳活動，令品牌的市場認知度得到提升。

REVIEW OF OPERATIONS (continued)

Food Processing and Distribution

The food processing and distribution division reported turnover and attributable profit for the first half of 2007 of HK$3,441 million and HK$224 million respectively, representing a corresponding increase of 19.1% and 4.7% over that of 2006.

In the second quarter of 2007, the shortage of supply of livestock in the Chinese Mainland put pressure on cost and lowered the attributable profit of the livestock distribution business. However, the operation reported remarkable growth in profitability in the frozen food, aquatic products and other assorted foodstuff distribution. The overall result of the foodstuff distribution business remained comparable. Although the operating environment is expected to be challenging after the recent announcement of opening up the market of live pig imports from the Chinese Mainland to Hong Kong, backed by the Group's strong premium brand image as high quality fresh meat and supply chain management, the operation is expected to be in a favorable position to compete with the other authorized agents.

Despite high fuel costs, the marine fishing and aquatic products processing operation still reported notable growth in turnover and attributable profit for the period under review. This was mainly contributed by the increase in sales volume of about 26.0% as well as a rise in gross profit margin attributable to the higher proportion of high-end fishes and aquatic products from enhanced catching capability. Further, regular on-site review of fishing fleet fuel utilization and cost saving measures were implemented to keep the production costs under control.

The Shenzhen operation reported a satisfactory turnover contribution for the period under review. Owing to the high livestock procurement costs and an increase in selling and distribution expenses, the operation reported a lower profit contribution to the Group. However, its brand "喜上喜" is recognized as one of the most well-known brands in Shenzhen. Supported by its competitive edge in sourcing, slaughtering and fresh meat production, the operation continues to increase the supply of its meat products to the Group's supermarkets in Southern China.

The Shanghai meat processing center, which commenced operation at the end of 2005, recorded a marked improvement in profit contribution to the Group for the period under review with an increase in slaughtering volume by approximately 48.5%. As at 30 June 2007, its products under the brand "五豐上食" were sold in nearly 1,100 sales outlets, including supermarkets and specialty shops. The effective launch of promotional activities has raised the brand popularity and awareness in the local market.

業務回顧(續)

紡織

紡織業務於二零零七年上半年的營業額為港幣2,318,000,000元，較二零零六年同期上升9.0%，而應佔溢利為港幣69,000,000元，較二零零六年同期上升68.3%。

由於現有及新增客戶增加了高檔產品紗線、尼龍絲及成衣的銷售訂單，帶動銷售量增加，令營業額上升。其次，隨著高端產品比重增加，MAKO紗線的平均售價較二零零六年同期上升29.8%。

二零零七年上半年紡織業務應佔溢利錄得滿意的增長。盈利得以改善主要因銷售訂單上升，帶動成衣部盈利增加，加上去年一間紡織廠出現了一次性的員工補償，影響了二零零六年同比季度的盈利。儘管公用費用及加工費用上升，但透過優化產品組合及控制成本，使棉紗業務盈利與去年同期相若。

然而，電費、工資及配額費用的上升、削減紡織品出口增值税退税及人民幣升值等不利因素，將持續影響國內紡織業，並可能對餘下年度的盈利能力帶來負面影響。

展望未來，本集團的焦點仍致力投放於生產高檔產品及積極開拓國內外市場。若干生產設施按計劃於年內進行技術改良，將進一步改善生產效率及質素，長遠將提升紡織業務的營業額及盈利能力。

投資物業

投資物業業務主要包括零售店舖的物業租務。本業務於二零零七年上半年錄得營業額為港幣183,000,000元，較二零零六年同期增加7.0%。二零零七年上半年的應佔溢利為港幣386,000,000元。剔除約港幣274,000,000元的税後估值盈餘及出售非核心投資物業溢利(二零零六年上半年：約港幣366,000,000元)後，業務的應佔溢利與去年同期相若。

REVIEW OF OPERATIONS (continued)

Textile

Turnover of the textile division for the first half of 2007 was HK$2,318 million, representing an increase of 9.0% over the same period of 2006. Attributable profit for the period amounted to HK$69 million, representing an increase of 68.3% over that of 2006.

Turnover growth was mainly driven by a boost in export sales of high-end yarn and nylon products, as well as garments through the increase in sales orders from existing and new customers. The increase in proportion of high-end products contributed to a 29.8% increase in average selling price of MAKO yarns over that of 2006.

The operation recorded a satisfactory improvement in profitability for the first half of 2007, mainly contributed by the profit growth of the garment division driven by the increase in sales orders. In addition, the one-off worker compensation incurred in one of the textile factories last year adversely affected the profitability in the comparative period in 2006. Despite the increase in utility costs and subcontracting charges, the spinning and weaving operation maintained a comparable profit contribution through the enhancement of product mix and cost control measures.

Nevertheless, the increase in electricity, labor and quota costs, the reduction in VAT refund for export sales of textile products and the appreciation of the Renminbi continue to adversely affect the textile industry in the Chinese Mainland and may have an adverse effect on the profitability of the operation in the remainder of the year.

Moving forward, our focus continues to be primarily on the production of high-end products and the exploration of new business opportunities in both domestic and export markets. Scheduled technology upgrade of certain production facilities this year will further improve the production efficiency and quality and in turn will help drive the overall turnover and profitability of the division in the long run.

Investment Property

The investment property division, which mainly comprises retail property rental segment, reported turnover for the first half of 2007 of HK$183 million, representing an increase of 7.0% over the same period in 2006. Attributable profit for the first half in 2007 amounted to HK$386 million. Excluding the net-of-tax valuation surplus and disposal gains of certain non-core investment properties with an aggregate amount of approximately HK$274 million (First half of 2006: approximately HK$366 million), attributable profit of the division remained comparable with that of last year.

業務回顧(續)

投資物業(續)

零售店舖租務升勢延續至二零零七年上半年。經濟的進一步增長，本港家庭的消費支出增加，以及到訪旅客數目持續上升，令零售銷售持續受惠，並刺激零售店鋪租金進一步上升。

乘着零售市道轉旺的機遇，位於尖沙嘴及旺角的零售物業於二零零七年上半年均已全部租出，並錄得滿意的租金升幅。位於佐敦重新發展的多層式零售物業JD Mall亦已開業，勢將成為本集團旗下零售物業組合進一步增長的動力。

秉承本集團在香港經營零售物業的經驗，集團物業部於二零零六年開始在中國大陸經營購物商場，其中部份商場將提供給集團超級市場使用。位於江門的商場江門新の城，獲得本集團旗下超市進駐為主要租戶，亦同時積極推行具體措施及推廣活動，務求帶來更多人流，刺激顧客消費。位於新會的購物商場現正進行翻修。兩個商場項目作為本業務進軍中國內地市場的試點，將帶來新的收入來源及開拓內地市場的寶貴經驗。

石油及相關產品經銷

石油及相關產品經銷業務於二零零七年上半年的營業額為港幣10,610,000,000元，較二零零六年同期減少13.4%。應佔溢利則為港幣2,576,000,000元。剔除於本年六月出售本集團所有香港石油產品經銷業務之權益，所得港幣2,393,000,000元的收益後，應佔溢利為港幣183,000,000元，較二零零六年同期減少15.7%。

整體盈利的跌幅主要來自因本集團於二零零六年十一月出售其內地的全部管道燃氣業務、化工品經銷業務及其他石油相關業務的權益而減少之盈利貢獻。成品油貿易業務的盈利錄得理想增長，而香港油站業務的業績轉虧為盈，則有賴定價機制的價格調整時限自二零零六年三月起縮短所致。

作為非核心業務，有關出售本業務的事宜已於二零零七年六月二十九日完成。

REVIEW OF OPERATIONS (continued)

Investment Property (continued)

Retail rentals continued to edge up in the first half of 2007. With continuous improvement in the economy, the increase in consumption expenditure of the local households, together with the growing number of inbound visitors, retail sales sustained an upward trend driving up retail rentals.

Capitalizing on the favorable retail market opportunities, the retail properties located in Tsimshatsui and Mongkok were fully let out throughout the first half in 2007, with satisfactory increment in rental. The opening of JD Mall, the newly redeveloped multi-storey retail property in Jordan, will provide further growth impetus to the Group's retail property segment in future.

With the experience in operating the Group's retail properties in Hong Kong, our property division started in 2006 to operate shopping malls in the Chinese Mainland, part of which are for our supermarket use. The mall 江門新の城 at Jiangmen, with our supermarket as its anchor tenant, has launched specific measures and events to further improve rentals and shoppers flow. The shopping mall at Xinhui is currently under renovation. Both malls, being the property division's initial market entries to the Chinese Mainland, will bring in new revenue streams as well as experience to capture further investment opportunities in the mainland market.

Petroleum and Related Products Distribution

Turnover of the petroleum and related products distribution division for the first half of 2007 amounted to HK$10,610 million, representing a decrease of 13.4% over the same period of 2006. Attributable profit for the period amounted to HK$2,576 million. Excluding a gain of HK$2,393 million from the disposal of the entire interest in the Group's petroleum distribution business in Hong Kong in June this year, attributable profit for the first half of 2007 was HK$183 million, representing a decrease of 15.7% over that of 2006.

The decline in operating profit for the period under review was mainly due to the loss of contribution from the piped gas, chemical distribution and other petroleum related businesses in the Chinese Mainland which were disposed of in November 2006. On the other hand, the oil trading business reported satisfactory growth in profitability and the filling stations operation in Hong Kong recorded a turnaround in profitability due to the reduced intermission of price-fixing mechanism effective from March 2006.

As a non-core business, the disposal of this division was completed on 29 June 2007.

業務回顧(續)

投資及其他業務

本業務於二零零七年上半年的應佔溢利為港幣198,000,000元(二零零六年上半年:港幣191,000,000元)。

貨櫃碼頭

本集團擁有HIT Investments Limited和Hutchison Ports Yantian Investments Limited的10%權益。於本回顧期內,香港及鹽田深水港業務的溢利表現維持穩定。

財務回顧

資金及融資

於二零零七年六月三十日,本集團的綜合現金及現金等值達港幣10,143,000,000元。本集團於二零零七年六月三十日的借貸為港幣10,795,000,000元,其中港幣5,589,000,000元須於一年內償還,港幣5,202,000,000元須於一年後但五年內償還,另港幣4,000,000元則須於五年後償還。所有借貸均以浮動息率計算。

在出售石油及相關產品經銷業務的權益後,於二零零七年六月三十日,按借貸淨額比對總權益計算,本集團的負債比率下降至約為2.2%(二零零六年十二月三十一日:7.1%)。其後,於二零零七年八月因該等出售而派發特別股息後,有關負債比率上升至7.1%。

本集團的主要資產、負債、收益及付款均以港幣、人民幣及美元結算。於二零零七年六月三十日,本集團現金存款結餘分別有58.0%以港幣、35.4%以人民幣及4.9%以美元持有。本集團借貸中62.0%及28.6%分別以港幣及人民幣結算,8.8%則以美元為單位。此外,為減低利率波動的風險,本集團已訂立若干利率調期合約,以對沖部份借貸風險。

資產抵押

於二零零七年六月三十日,本集團已抵押賬面淨值為港幣429,000,000元(二零零六年十二月三十一日:港幣153,000,000元)的資產,以獲取總額為港幣227,000,000元(二零零六年十二月三十一日:港幣214,000,000元)的借貸。

REVIEW OF OPERATIONS (continued)

Investments and Others

Attributable profit for the first half of 2007 amounted to HK$198 million (First half of 2006: HK$191 million).

Container Terminal

The Group has a 10% interest in HIT Investments Limited and Hutchison Ports Yantian Investments Limited. The Hong Kong and Yantian deepwater port operations continued to maintain a stable profit performance for the period under review.

FINANCIAL REVIEW

Capital and Funding

As at 30 June 2007, the Group's consolidated cash and cash equivalents amounted to HK$10,143 million. The Group's borrowings as at 30 June 2007 were HK$10,795 million with HK$5,589 million repayable within 1 year, HK$5,202 million repayable after 1 year but within 5 years and HK$4 million repayable after 5 years. All the borrowings were subject to floating rates.

As a result of the disposal of entire interests in the petroleum and related product distribution business, the Group's gearing ratio (net borrowings relative to total equity) reduced to approximately 2.2% as at 30 June 2007 (31 December 2006: 7.1%). The gearing ratio subsequently increased to 7.1% after the payment of the special dividends in August 2007 which was made in connection with the aforesaid disposal.

The Group's principal assets, liabilities, revenue and payments are denominated in Hong Kong dollars, Renminbi and US dollars. As at 30 June 2007, 58.0% of the Group's cash deposit balances was held in Hong Kong dollars, 35.4% in Renminbi and 4.9% in US dollars; whereas 62.0% of the Group's borrowings was denominated in Hong Kong dollars and 28.6% in Renminbi with 8.8% in US dollars. Moreover, to mitigate the interest rate exposure, the Group entered into certain interest rate swaps to hedge against part of its borrowings.

Pledge of Assets

As at 30 June 2007, assets with a carrying value of HK$429 million (31 December 2006: HK$153 million) were pledged for total borrowings of HK$227 million (31 December 2006: HK$214 million).

財務回顧(續)

或然負債

於二零零七年六月三十日，本集團並無任何重大或然負債。

僱員

於二零零七年六月三十日，除聯營公司以外，本集團聘用約115,000人，其中逾94%在中國內地僱用，其餘的主要駐守香港及海外。本集團僱員的薪酬按其工作性質、個別表現及市場趨勢釐定，並輔以各種以現金或購股權支付之獎勵計劃。

承董事會命
董事總經理
陳樹林

香港，二零零七年九月五日

FINANCIAL REVIEW (continued)

Contingent Liabilities

The Group did not have any material contingent liabilities as at 30 June 2007.

Employees

As at 30 June 2007, the Group, excluding its associated companies, had a staff size of around 115,000, amongst which more than 94% were employed in the Chinese Mainland, whilst the rest was mainly from Hong Kong and overseas. Remuneration packages are assessed in accordance to the nature of job duties, individual performance and market trends with incentives paid in the form of cash bonus and share option.

By order of the Board
CHEN SHULIN
Managing Director

Hong Kong, 5 September 2007

簡明綜合損益表
Condensed Consolidated Profit and Loss Account

截至二零零七年六月三十日止六個月 For the six months ended 30 June 2007

		附註 Notes	截至六月三十日止六個月 For the six months ended 30 June 二零零七年 2007 (未經審核) (Unaudited) 港幣百萬元 HK$ million	二零零六年 2006 (未經審核及重列) (Unaudited and restated) 港幣百萬元 HK$ million
持續經營之業務	**Continuing operations**			
營業額	Turnover	2	**24,543**	19,329
銷售成本	Cost of sales		**(18,572)**	(14,543)
毛利	Gross profit		**5,971**	4,786
其他收入	Other income	3	**737**	721
銷售及分銷費用	Selling and distribution expenses		**(3,856)**	(2,923)
一般及行政費用	General and administrative expenses		**(1,021)**	(916)
財務成本	Finance costs	4	**(213)**	(218)
應佔聯營公司業績淨額	Share of net results of associates		**162**	151
除税前溢利	Profit before taxation		**1,780**	1,601
税項	Taxation	5	**(352)**	(312)
持續經營之業務之本期溢利	Profit for the period from continuing operations	6	**1,428**	1,289
已終止經營之業務	**Discontinued operation**			
已終止經營之業務之本期溢利	Profit for the period from discontinued operation	6, 8	**2,576**	232
本期溢利	**Profit for the period**		**4,004**	1,521
分配於：	**Attributable to:**			
本公司股東權益	Shareholders of the Company		**3,737**	1,266
少數股東權益	Minority interests		**267**	255
			4,004	1,521
每股盈利	**Earnings per share**	9		
持續經營及已終止經營之業務	From continuing and discontinued operations			
基本	Basic		**HK$1.58**	HK$0.55
攤薄	Diluted		**HK$1.56**	HK$0.54
持續經營之業務	From continuing operations			
基本	Basic		**HK$0.49**	HK$0.45
攤薄	Diluted		**HK$0.48**	HK$0.45

簡明綜合資產負債表
Condensed Consolidated Balance Sheet

於二零零七年六月三十日 At 30 June 2007

		附註 Notes	於二零零七年六月三十日 At 30 June 2007 (未經審核) (Unaudited) 港幣百萬元 HK$ million	於二零零六年十二月三十一日 At 31 December 2006 (經審核) (Audited) 港幣百萬元 HK$ million
非流動資產	**Non-current assets**			
固定資產	Fixed assets			
－投資物業	– Investment properties	10	**6,933**	5,899
－持作自用的營業租約土地權益	– Interests in leasehold land held for own use under operating leases	10	**2,037**	1,950
－其他物業、機器及設備	– Other property, plant and equipment	10	**16,973**	15,191
商譽	Goodwill		**5,809**	3,481
其他無形資產	Other intangible assets		**110**	113
於聯營公司之權益	Interests in associates		**1,320**	1,153
可售投資	Available for sale investments		**44**	53
預付款項	Prepayments		**192**	467
遞延税項資產	Deferred taxation assets		**116**	123
			33,534	28,430
流動資產	**Current assets**			
存貨	Stocks		**7,530**	6,725
貿易及其他應收款項	Trade and other receivables	11	**4,348**	5,366
衍生金融工具	Derivative financial instruments		**–**	163
可退回税項	Taxation recoverable		**11**	14
現金及銀行結存	Cash and bank balances		**10,143**	7,056
			22,032	19,324
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	12	**(14,110)**	(12,554)
衍生金融工具	Derivative financial instruments		**(4)**	(167)
短期貸款	Short term loans		**(5,589)**	(4,997)
應付税項	Taxation payable		**(276)**	(208)
			(19,979)	(17,926)
流動資產淨值	**Net current assets**		**2,053**	1,398
總資產減流動負債	**Total assets less current liabilities**		**35,587**	29,828
非流動負債	**Non-current liabilities**			
長期負債	Long term liabilities		**(5,206)**	(3,840)
遞延税項負債	Deferred taxation liabilities		**(1,061)**	(1,023)
			29,320	24,965

		附註 Notes	於二零零七年六月三十日 At 30 June 2007 (未經審核) (Unaudited) 港幣百萬元 HK$ million	於二零零六年十二月三十一日 At 31 December 2006 (經審核) (Audited) 港幣百萬元 HK$ million
股本及儲備	**Capital and reserves**			
股本	Share capital	13	**2,376**	2,358
儲備	Reserves		**20,388**	16,783
本公司股東應佔權益	**Equity attributable to shareholders of the Company**		**22,764**	19,141
少數股東權益	**Minority interests**		**6,556**	5,824
總權益	**Total equity**		**29,320**	24,965

簡明綜合現金流量表
Condensed Consolidated Cash Flow Statement

截至二零零七年六月三十日止六個月 For the six months ended 30 June 2007

		截至六月三十日止六個月 For the six months ended 30 June 二零零七年 2007 (未經審核) (Unaudited) 港幣百萬元 HK$ million	二零零六年 2006 (未經審核) (Unaudited) 港幣百萬元 HK$ million
經營活動之現金流入淨額	**Net cash from operating activities**	**2,591**	2,301
投資活動之現金流量	**Cash flows from investing activities**		
出售已終止經營業務所得款項(減除出售之現金及現金等值)	Disposal of discontinued operation (net of cash and cash equivalents disposed of)	**3,019**	–
收購附屬公司及增購附屬公司權益	Acquisition of subsidiaries and purchase of additional interest in subsidiaries	**(2,911)**	(197)
購入固定資產	Purchase of fixed assets	**(2,798)**	(1,227)
其他投資活動現金流入	Other investing cash inflows	**227**	457
用於投資活動之淨現金	**Net cash used in investing activities**	**(2,463)**	(967)
融資活動之現金流量	**Cash flows from financing activities**		
銀行及其他借貸之現金流入╱(流出)淨額	Net cash inflow/(outflow) from banks and other borrowings	**2,726**	(2,426)
其他融資活動之現金流入	Other financing cash inflows	**194**	30
融資活動之現金流入╱(流出)淨額	**Net cash from/(used in) financing activities**	**2,920**	(2,396)
淨現金及現金等值增加╱(減少)	**Net increase/(decrease) in cash and cash equivalents**	**3,048**	(1,062)
匯率調整之影響	**Effect of foreign exchange rate changes**	**39**	(5)
於一月一日之現金及現金等值	**Cash and cash equivalents at 1 January**	**7,056**	6,926
於六月三十日之現金及現金等值	**Cash and cash equivalents at 30 June**	**10,143**	5,859
現金及現金等值結餘之分析	**Analysis of the balances of cash and cash equivalents**		
現金及銀行結存	Cash and bank balances	**10,143**	5,859

簡明綜合股東權益變動表

Condensed Consolidated Statement of Changes in Equity

截至二零零七年六月三十日止六個月 For the six months ended 30 June 2007

		本公司股東應佔權益 Equity attributable to shareholders of the Company								少數股東權益 Minority interests	總權益 Total equity
		股本 Share capital 港幣百萬元 HK$ million	股份溢價 Share premium 港幣百萬元 HK$ million	估值儲備 Valuation reserve 港幣百萬元 HK$ million	僱員股份補償儲備 Employee share-based compensatioan reserve 港幣百萬元 HK$ million	對沖儲備 Hedge reserve 港幣百萬元 HK$ million	匯兌儲備 Exchange reserve 港幣百萬元 HK$ million	保留溢利 Retained profits 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million
於2007年1月1日	At 1 January 2007	2,358	12,606	6	168	(13)	506	3,510	19,141	5,824	24,965
匯率調整	Exchange rate adjustments	-	-	-	-	-	316	-	316	126	442
確認衍生金融工具公允價值變動	Recognition of changes in fair value of derivative financial instruments	-	-	-	-	15	-	-	15	-	15
直接確認為權益之收入淨額	Net income recognised directly in equity	-	-	-	-	15	316	-	331	126	457
因出售可供出售投資而轉出	Release due to disposal of available for sale investment	-	-	(2)	-	-	-	-	(2)	-	(2)
股東應佔溢利	Profit attributable to shareholders	-	-	-	-	-	-	3,737	3,737	267	4,004
本期間已確認收支總額	Total recognised income and expenses for the period	-	-	(2)	-	15	316	3,737	4,066	393	4,459
按溢價發行股份	Shares issued at premium	18	155	-	-	-	-	-	173	-	173
發行股份費用	Share issue expenses	-	(1)	-	-	-	-	-	(1)	-	(1)
收購附屬公司	Acquisition of subsidiaries	-	-	-	-	-	-	-	-	41	41
增購附屬公司權益	Purchase of additional interest in subsidiaries	-	-	-	-	-	-	-	-	(443)	(443)
少數股東注資	Contribution from minority shareholders	-	-	-	-	-	-	-	-	762	762
股息	Dividends	-	-	-	-	-	-	(617)	(617)	(21)	(638)
僱員購股權福利	Employee share option benefits	-	-	-	2	-	-	-	2	-	2
		18	154	(2)	2	15	316	3,120	3,623	732	4,355
於2007年6月30日	At 30 June 2007	2,376	12,760	4	170	2	822	6,630	22,764	6,556	29,320

	本公司股東應佔權益 Equity attributable to shareholders of the Company									少數股東權益 Minority interests	總權益 Total equity
	股本 Share capital	股份溢價 Share premium	估值儲備 Valuation reserve	僱員股份補償儲備 Employee share-based compensation reserve	認股權證儲備 Warrant reserve	對沖儲備 Hedge reserve	匯兌儲備 Exchange reserve	保留溢利 Retained profits	合計 Total		
	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million
於2006年1月1日 At 1 January 2006	2,233	11,624	4	145	168	3	188	3,831	18,196	4,747	22,943
匯率調整 Exchange rate adjustments	-	-	-	-	-	-	89	-	89	31	120
確認衍生金融工具公允價值變動 Recognition of changes in fair value of derivative financial instruments	-	-	-	-	-	5	-	-	5	-	5
直接確認為權益之收入淨額 Net income recognised directly in equity	-	-	-	-	-	5	89	-	94	31	125
轉撥盈利或虧損 Transfer to profit or loss	-	-	-	-	-	(2)	-	-	(2)	-	(2)
股東應佔溢利 Profit attributable to shareholders	-	-	-	-	-	-	-	1,266	1,266	255	1,521
本期間已確認收支總額 Total recognised income and expenses for the period	-	-	-	-	-	3	89	1,266	1,358	286	1,644
按溢價發行股份 Shares issued at premium	98	762	-	-	-	-	-	-	860	-	860
發行股份費用 Share issue expenses	-	(1)	-	-	-	-	-	-	(1)	-	(1)
收購附屬公司 Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	34	34
少數股東注資 Contribution from minority shareholders	-	-	-	-	-	-	-	-	-	20	20
於償還複合金融工具時轉出 Released upon repayment of compound financial instruments	-	-	-	-	(168)	-	-	168	-	-	-
股息 Dividends	-	-	-	-	-	-	-	(582)	(582)	(99)	(681)
僱員購股權福利 Employee share option benefits	-	-	-	11	-	-	-	-	11	-	11
	98	761	-	11	(168)	3	89	852	1,646	241	1,887
於2006年6月30日 At 30 June 2006	2,331	12,385	4	156	-	6	277	4,683	19,842	4,988	24,830

簡明綜合財務報告附註
Notes to the Condensed Consolidated Financial Statements

一. 一般事項

甲. 獨立審閱

截至二零零七年六月三十日止半年度之中期業績並未經審核及已經由本公司之審核委員會審閱。

乙. 編制基準

截至二零零七年六月三十日止六個月之簡明綜合中期財務報告(「中期財務報告」)乃根據香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16所載之適用披露規定及香港會計準則(「香港會計準則」)第34號「中期財務申報」編製。

丙. 主要會計政策

編製中期財務報告所用的會計政策與編製截至二零零六年十二月三十一日止年度全年財務報告所用者一致。

於回顧期間,本集團已引用香港會計師公會(「香港會計師公會」)頒佈的新訂準則、修訂及詮釋(「新訂香港財務報告準則」)。該等新訂香港財務報告準則乃適用於本集團二零零七年一月一日開始的會計期間。

引用該等新訂香港財務報告準則對本集團於回顧會計期間及以往會計期間業績及財務狀況並未構成重大影響,故毋須作出任何前期調整。

本集團並無提早引用香港會計師公會已頒佈但尚未生效的新及經修訂準則及詮釋。本公司董事預計引用該等準則及詮釋不會對本集團的業績及財政狀況構成重大影響。

1. General

A. Independent review

The interim results for the half-year ended 30 June 2007 are unaudited and have been reviewed by the Company's Audit Committee.

B. Basis of preparation

The condensed consolidated interim financial statements for the six months ended 30 June 2007 ("interim financial information") have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and with Hong Kong Accounting Standard ("HKAS") 34 *"Interim Financial Reporting"*.

C. Principal accounting policies

Save as disclosed below, the accounting policies used in the preparation of the interim financial information are consistent with those used in the annual financial statements for the year ended 31 December 2006.

In the current period, the Group has applied the new standards, amendments and interpretations (new "HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning 1 January 2007.

The adoption of these new HKFRSs has had no material effect on the results or financial positions of the Group for the current and prior accounting periods. Accordingly, no prior period adjustments are required.

The Group has not early applied the new or revised standards and interpretations that have been issued by the HKICPA but are not yet effective. The directors of the Company anticipate that the application of these standards and interpretations will have no material impact on the results and financial positions of the Group.

二. 營業額及分類資料

主要申報規格 — 按業務劃分

2. Turnover and Segment Information

Primary reporting format — business segments

		零售 Retail 港幣百萬元 HK$ million	飲品 Beverage 港幣百萬元 HK$ million	食品加工及經銷 Food Processing and Distribution 港幣百萬元 HK$ million	紡織 Textile 港幣百萬元 HK$ million	投資物業 Investment Property 港幣百萬元 HK$ million	投資及其他業務 Investments and Others 港幣百萬元 HK$ million	對銷 Elimination 港幣百萬元 HK$ million	持續經營之業務總計 Continuing Operations Total 港幣百萬元 HK$ million	石油及相關產品經銷(已終止經營之業務) Petroleum and Related Products Distribution (Discontinued Operation) 港幣百萬元 HK$ million	總計 Total 港幣百萬元 HK$ million
截至二零零七年六月三十日止六個月	For the six months ended 30 June 2007										
營業額	Turnover										
對外銷售	External sales	12,410	6,271	3,376	2,318	168	-	-	24,543	10,610	35,153
業務間銷售*	Inter-segment sales*	27	12	65	-	15	-	(119)	-	-	-
合計	Total	12,437	6,283	3,441	2,318	183	-	(119)	24,543	10,610	35,153
分類業績	Segment result	442	388	300	126	506	(6)		1,756	251	2,007
未經分類的公司支出	Unallocated corporate expenses								(52)	-	(52)
利息收入	Interest income								127	13	140
出售已終止經營業務所得溢利	Profit on disposal of discontinued operation	-	-	-	-	-	-		-	2,393	2,393
財務成本	Finance costs								(213)	(23)	(236)
應佔聯營公司業績淨額	Share of net results of associates	-	-	-	-	-	162		162	-	162
稅項	Taxation								(352)	(58)	(410)
本期溢利	Profit for the period								1,428	2,576	4,004

二. 營業額及分類資料(續)

主要申報規格－按業務劃分(續)

2. Turnover and Segment Information (continued)

Primary reporting format – business segments (continued)

		零售 Retail 港幣百萬元 HK$ million	飲品 Beverage 港幣百萬元 HK$ million	食品加工及經銷 Food Processing and Distribution 港幣百萬元 HK$ million	紡織 Textile 港幣百萬元 HK$ million	投資物業 Investment Property 港幣百萬元 HK$ million	投資及其他業務 Investments and Others 港幣百萬元 HK$ million	對銷 Elimination 港幣百萬元 HK$ million	持續經營之業務總計 Continuing Operations Total 港幣百萬元 HK$ million	石油及相關產品經銷(已終止經營之業務) Petroleum and Related Products Distribution (Discontinued Operation) 港幣百萬元 HK$ million	總計 Total 港幣百萬元 HK$ million
截至二零零六年六月三十日止六個月	For the six months ended 30 June 2006										
營業額	Turnover										
對外銷售	External sales	9,862	4,341	2,843	2,126	157	-	-	19,329	12,252	31,581
業務間銷售*	Inter-segment sales*	48	4	46	-	14	-	(112)	-	-	-
合計	Total	9,910	4,345	2,889	2,126	171	-	(112)	19,329	12,252	31,581
分類業績	Segment result	311	322	275	99	569	-		1,576	303	1,879
未經分攤的公司支出	Unallocated corporate expenses								(39)	-	(39)
利息收入	Interest income								131	4	135
財務成本	Finance costs								(218)	(30)	(248)
應佔聯營公司業績淨額	Share of net results of associates	-	-	5	(3)	-	149		151	-	151
稅項	Taxation								(312)	(45)	(357)
本期溢利	Profit for the period								1,289	232	1,521

* 業務間銷售乃按當時的市場價格收費。

* Inter-segment sales were charged at prevailing market rates.

三. 其他收入

3. Other Income

		截至六月三十日止六個月 Six months ended 30 June	
		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
其他收入包括下列各項：	Other income includes the following:		
持續經營之業務	Continuing operations		
來自非上市可售投資的股息	Dividends from unlisted available for sale investments	**2**	2
利息收入	Interest income	**127**	131
投資物業重估盈餘	Valuation gain on investment properties	**381**	430
出售聯營公司權益之所得溢利	Profit on disposal of interests in associates	**1**	1
已終止經營之業務	Discontinued operation		
來自非上市可售投資的股息	Dividends from unlisted available for sale investments	**1**	2
利息收入	Interest income	**13**	4

四. 財務成本

4. Finance Costs

		截至六月三十日止六個月 Six months ended 30 June	
		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
持續經營之業務	**Continuing operations**		
須於五年內悉數償還之銀行貸款及其他貸款利息	Interest on bank loans and other loans wholly repayable within five years	**214**	210
毋須於五年內悉數償還之其他貸款利息	Interest on other loans not wholly repayable within five years	**2**	2
融資支出(已扣除匯兌收益)	Financing charges (net of exchange gain)	**(3)**	9
		213	221
減:合資格資產成本形式之撥充資本款項*	Less: Amount capitalised in cost of qualifying assets*	**–**	(3)
		213	218
已終止經營之業務	**Discontinued operation**		
須於五年內悉數償還之銀行貸款及其他貸款利息	Interest on bank loans and other loans wholly repayable within five years	**18**	28
融資支出	Financing charges	**5**	2
		23	30
		236	248

* 資本化金額指專就取得合資格資產而借入貸款所需的借貸成本。

* The amount capitalised represents the borrowing cost of loans which are borrowed specifically for the purpose of obtaining the qualifying assets.

五. 稅項

5. Taxation

		截至六月三十日止六個月 Six months ended 30 June	
		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
持續經營之業務	**Continuing operations**		
本期間稅項	**Current taxation**		
香港	Hong Kong	**67**	64
中國內地	Chinese Mainland	**216**	165
		283	229
遞延稅項	**Deferred taxation**		
香港	Hong Kong	**62**	69
中國內地	Chinese Mainland	**7**	14
		352	312
已終止經營之業務	**Discontinued operation**		
本期間稅項	**Current taxation**		
香港	Hong Kong	**58**	33
中國內地	Chinese Mainland	**–**	14
海外	Overseas	**2**	–
		60	47
遞延稅項	**Deferred taxation**		
香港	Hong Kong	**(2)**	(2)
		58	45
		410	357

香港利得稅乃根據本期間之估計應課稅溢利按稅率17.5% (二零零六年：17.5%)計算。中國內地附屬公司之所得稅乃根據其有關稅務法例按估計應課稅溢利撥備。海外稅項按各司法權區之適用稅率計算。

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) on the estimated assessable profits for the period. Enterprise Income Tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

五. 稅項(續)

根據中國第十屆全國人民代表大會於二零零七年三月十六日通過的企業所得稅法，國內和外資企業的新企業所得稅率一律統一為25%，新稅率將於二零零八年一月一日起生效。對於部份目前適用33%法定所得稅率的附屬公司，遞延所得稅是按照預計在資產變現或負債結算期間適用的稅率來確認。對於其他現時適用優惠所得稅率的附屬公司，由於尚未公佈現行稅法和管理條例下優惠稅率過渡期政策的實施細則，所以遞延所得稅根據現行稅率來確認。

5. Taxation (continued)

Pursuant to the Enterprise Income Tax Law passed by the Tenth National People's Congress on 16 March 2007, the new Enterprise Income Tax rates for domestic and foreign enterprises are unified at 25% and will be effective from 1 January 2008. For certain subsidiaries which are currently applying statutory tax rate of 33%, deferred tax is recognised based on the tax rate that is expected to apply to the period when the asset is realised or the liability is settled. For other subsidiaries which are currently applying preferential rates, deferred tax is recognised based on the current tax rates since the implementation measures on transitional policy of preferential tax rates granted under current tax law and administrative regulations have not yet been announced.

六. 本期溢利

6. Profit for the Period

		截至六月三十日止六個月 Six months ended 30 June	
		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
本期溢利已扣除下列各項：	Profit for the period has been arrived at after charging:		
持續經營之業務	**Continuing operations**		
折舊	Depreciation		
一自置資產	– Owned assets	**731**	685
一按融資租約持有的資產	– Assets held under finance leases	**–**	3
無形資產攤銷(包括在一般及行政費用內)	Amortisation of intangible assets (included in general and administrative expenses)	**7**	17
已售貨品成本	Cost of goods sold	**18,378**	14,416
出售固定資產所得虧損	Loss on disposal of fixed assets	**3**	2
已終止經營之業務	**Discontinued operation**		
折舊	Depreciation		
一自置資產	– Owned assets	**22**	52
一按融資租約持有的資產	– Assets held under finance leases	**4**	4
無形資產攤銷(包括在一般及行政費用內)	Amortisation of intangible assets (included in general and administrative expenses)	**–**	2
已售貨品成本	Cost of goods sold	**10,176**	11,549
出售固定資產所得虧損	Loss on disposal of fixed assets	**–**	3

七. 股息

7. Dividends

	截至六月三十日止六個月 Six months ended 30 June	
	二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
二零零六年已付之末期股息每股普通股港幣0.26元（二零零五年：港幣0.25元）（附註：甲） 2006 final dividend, paid of HK$0.26 (2005:HK$0.25) per ordinary share (Note a)	**617**	582

(甲) 於二零零七年四月四日舉行董事會議上，董事建議就截至二零零六年十二月三十一日止年度派發末期股息每股普通股港幣0.26元。股東隨後在二零零七年五月三十一日批准該建議。

(乙) 於二零零七年七月十七日召開的董事會議上，董事宣派特別股息每股普通股港幣0.6元。此特別股息總額約港幣十四億元。

(丙) 於二零零七年九月五日召開的董事會議上，董事宣派中期股息每股普通股港幣0.15元（二零零六年：中期股息每股普通股港幣0.14元）。根據截至本報告日之最新已發行股份數目計算，股息總額估計約港幣357百萬元（二零零六年：港幣327百萬元）。

(a) At the board meeting held on 4 April 2007, the directors proposed a final dividend of HK$0.26 per ordinary share for the year ended 31 December 2006. Such proposal was subsequently approved by shareholders on 31 May 2007.

(b) At the board meeting held on 17 July 2007, the directors declared a special dividend of HK$0.6 per ordinary share. The special dividend paid was approximately of HK$1.4 billion.

(c) At the board meeting held on 5 September 2007, the directors declared an interim dividend of HK$0.15 per ordinary share (2006: Interim dividend of HK$0.14 per ordinary share). Based on the latest number of shares in issue at the date of the report, the aggregate amount of the dividend is estimated to be HK$357 million (2006: HK$327 million).

八. 已終止經營之業務

於二零零七年六月底，本公司已完成以現金代價港幣約40億元出售其石油及相關產品經銷業務。

簡明綜合損益表所載已終止經營業務的業績如下:

8. Discontinued Operation

The Company completed the disposal of its petroleum and related products distribution business at a cash consideration of approximately HK$4 billion at the end of June 2007.

The results of the discontinued operation included in the condensed consolidated profit and loss account are set out below:

		截至六月三十日止六個月 Six months ended 30 June	
		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
已終止經營業務之本期溢利	**Profit for the period from discontinued operation**		
收益	Revenue	**10,750**	12,293
支出	Expenses	**(10,509)**	(12,016)
除稅前溢利	Profit before taxation	**241**	277
稅項	Taxation	**(58)**	(45)
除稅後溢利	Profit after taxation	**183**	232
出售已終止經營業務之所得溢利	Profit on disposal of discontinued operation	**2,393**	–
		2,576	232
本期溢利分配於：	Profit for the period attributable to:		
本公司股東權益	Shareholders of the Company	**2,576**	217
少數股東權益	Minority interests	**–**	15
		2,576	232
出售已終止經營業務之資產淨值	Net assets of discontinued operation disposed of	**1,600**	–
已終止經營業務之現金流量	**Cash flows from discontinued operation**		
經營活動之現金流入淨額	Net cash from operating activities	**67**	70
投資活動之現金流入／(流出)淨額	Net cash from/(used in) investing activities	**13**	(185)
融資活動之現金流入／(流出)淨額	Net cash from/(used in) financing activities	**64**	(13)
淨現金流量	Net cash flows	**144**	(128)

九. 每股盈利

9. Earnings Per Share

		截至六月三十日止六個月 Six months ended 30 June	
		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
持續經營及已終止經營之業務	**For continuing and discontinued operations**		
每股基本及攤薄盈利乃根據下列數據計算：	The calculation of the basic and diluted earnings per share is based on the following data:		
盈利	**Earnings**		
用以計算每股基本盈利的本公司股東應佔溢利	Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share	**3,737**	1,266
因行使可換股債券而節省的利息	Interest saving on exercise of convertible bonds	**–**	50
用以計算每股攤薄盈利的本公司股東應佔溢利	Profit attributable to shareholders of the Company for the purpose of calculating diluted earnings per share	**3,737**	1,316

		二零零七年 2007	二零零六年 2006
股份數目	**Number of shares**		
用以計算每股基本盈利的普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	**2,368,421,976**	2,308,889,440
對普通股構成之潛在攤薄影響	Effect of dilutive potential ordinary shares		
－購股權	– Share options	**24,121,589**	42,259,904
－可換股債券	– Convertible bonds	**–**	99,112,210
用以計算每股攤薄盈利的普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	**2,392,543,565**	2,450,261,554

九. 每股盈利(續)

9. Earnings Per Share (continued)

		截至六月三十日止六個月 Six months ended 30 June 二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
持續經營之業務 每股基本及攤薄盈利乃根據下列數據計算：	**For continuing operations** The calculation of the basic and diluted earnings per share is based on the following data:		
盈利 用以計算每股基本盈利的本公司股東應佔溢利	**Earnings** Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share	**3,737**	1,266
減: 已終止經營業務之公司股東應佔溢利	Less: Profit attributable to shareholders of the Company from discontinued operation	**(2,576)**	(217)
用以計算每股基本盈利的持續經營業務之本公司股東應佔溢利	Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share from continuing operations	**1,161**	1,049
因行使可換股債券而節省的利息	Interest saving on exercise of convertible bonds	**-**	50
用以計算每股攤薄盈利的持續經營業務之本公司股東應佔溢利	Profit attributable to shareholders of the Company for the purpose of calculating diluted earnings per share from continuing operations	**1,161**	1,099

每股基本盈利及每股攤薄盈利基數計算與上文所述的一致。

The denominators used are the same as those detailed above for both basic and diluted earnings per share.

九. 每股盈利(續)

已終止經營之業務

根據已終止經營之業務所產生的本公司股東應佔溢利為港幣2,576百萬元(二零零六年:港幣217百萬元)及上文所詳述的每股基本盈利及每股攤薄盈利基數計算,已終止經營之業務的每股基本盈利為每股港幣1.09元(二零零六年:每股港幣0.10元),已終止經營之業務的每股攤薄盈利為每股港幣1.08元(二零零六年:每股港幣0.09元)。

9. Earnings Per Share (continued)

For discontinued operation

Basic earnings per share for the discontinued operation is HK$1.09 per share (2006: HK$0.10 per share) and diluted earnings per share for discontinued operation is HK$1.08 per share (2006: HK$0.09 per share), based on the profit attributable to shareholders of the Company from the discontinued operation of HK$2,576 million (2006: HK$217 million) and the denominators detailed above for both basic and diluted earnings per share.

十. 固定資產

10. Fixed Assets

				其他物業、機器及設備 Other property, plant and equipment			
		投資物業 Investment properties 港幣百萬元 HK$ million	持作自用的營業租約土地權益 Interests in leasehold land held for own use under operating leases 港幣百萬元 HK$ million	自用樓宇 Buildings held for own use 港幣百萬元 HK$ million	機器、設備及其他固定資產 Plant, machinery and other fixed assets 港幣百萬元 HK$ million	小計 Sub-total 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
賬面淨值/公允值	Net book values/Fair values						
於二零零七年一月一日	At 1 January 2007	5,899	1,950	5,346	9,845	15,191	23,040
收購附屬公司時轉入	Relating to acquisition of subsidiaries	-	98	190	347	537	635
添置	Additions	173	102	51	2,472	2,523	2,798
出售附屬公司時轉出	Relating to disposal of subsidiaries	(28)	(116)	(107)	(267)	(374)	(518)
出售	Disposals	(15)	(5)	(13)	(51)	(64)	(84)
折舊	Depreciation	-	(26)	(126)	(605)	(731)	(757)
重估調整	Adjustment on valuation	381	-	-	-	-	381
已確認之減值虧損	Impairment loss recognised	-	-	-	(1)	(1)	(1)
匯兌差額	Exchange difference	24	34	143	248	391	449
重新分類	Reclassifications	499	-	366	(865)	(499)	-
於二零零七年六月三十日	At 30 June 2007	6,933	2,037	5,850	11,123	16,973	25,943

二零零七年六月三十日之投資物業已由獨立專業估值師戴德梁行有限公司作出估值。

The investment properties have been valued at 30 June 2007 by Dehenham Tie Leung Limited, an independent professional valuer.

其他固定資產主要包括船舶、租賃物業裝修、冷倉設備、機器設備、傢俬及設備、汽車及在建工程。

Other fixed assets mainly comprise vessels, leasehold improvements, cold storage facilities, plant and machinery, furniture and equipment, motor vehicles and construction in progress.

十一. 貿易及其他應收款項

貿易及其他應收款項包括貿易應收款項，其賬齡分析如下:

11. Trade and Other Receivables

Included in trade and other receivables are trade receivables and their aging analysis is as follows:

		於二零零七年六月三十日 At 30 June 2007 港幣百萬元 HK$ million	於二零零六年十二月三十一日 At 31 December 2006 港幣百萬元 HK$ million
0－30天	0 – 30 days	**1,036**	1,874
31－60天	31 – 60 days	**259**	357
61－90天	61 – 90 days	**100**	120
>90天	>90 days	**178**	161
		1,573	2,512

本集團一般給予客戶以下信貸期：

甲　貨到付款；及

乙　六十天賒賬。

The Group normally trades with its customers under the following credit terms:

a　cash upon delivery; and

b　open credit within 60 days.

十二. 貿易及其他應付款項

貿易及其他應付款項包括貿易應付款項，其賬齡分析如下:

12. Trade and Other Payables

Included in trade and other payables are trade payables and their aging analysis is as follows:

		於二零零七年六月三十日 At 30 June 2007 港幣百萬元 HK$ million	於二零零六年十二月三十一日 At 31 December 2006 港幣百萬元 HK$ million
0－30天	0 – 30 days	**3,308**	3,847
31－60天	31 – 60 days	**1,069**	1,288
61－90天	61 – 90 days	**414**	330
>90天	>90 days	**749**	552
		5,540	6,017

十三. 股本

13. Share Capital

		於二零零七年六月三十日 At 30 June 2007		於二零零六年十二月三十一日 At 31 December 2006	
		股份數目 Number of shares 百萬股 million	面值 Nominal value 港幣百萬元 HK$ million	股份數目 Number of shares 百萬股 million	面值 Nominal value 港幣百萬元 HK$ million
法定	Authorised				
每股面值港幣1元之普通股	Ordinary shares of HK$1 each	3,000	3,000	3,000	3,000
已發行及繳足	Issued and fully paid				
於一月一日	At 1 January	2,358	2,358	2,233	2,233
行使購股權	Exercise of share options	18	18	125	125
		2,376	2,376	2,358	2,358

十四. 資本承擔

14. Capital Commitments

		於二零零七年六月三十日 At 30 June 2007 港幣百萬元 HK$ million	於二零零六年十二月三十一日 At 31 December 2006 港幣百萬元 HK$ million
於結算日尚未完成之資本承擔如下:	Capital commitments outstanding at the balance sheet date are as follows:		
已簽約但尚未撥備	Contracted but not provided for	2,647	999
已批准但尚未簽約	Authorised but not contracted for	6,111	1,249
		8,758	2,248

十五. 重大關連交易

甲. 本公司與其附屬公司(屬於本公司之關連人士)進行之交易已於綜合賬目時對銷，並無在本附註中披露。於期內本集團進行了下列各項重大關連交易。

15. Material Related Party Transactions

A. Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. The Group entered into the following material related party transactions during the period.

		截至六月三十日止六個月 Six months ended 30 June 二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
向聯營公司購入貨品	Purchase of goods from associates	**193**	180
接受下列公司提供服務	Receipt of services from		
母公司集團之附屬公司	Fellow subsidiaries	**34**	144
向下列公司銷售貨品	Sales of goods to		
母公司集團之附屬公司	Fellow subsidiaries	**3**	10
聯營公司	Associates	**69**	69
向母公司集團之附屬公司提供服務	Rendering of services to fellow subsidiaries	**2**	2
接受母公司集團之附屬公司支付營業租約款項	Operating lease payments from fellow subsidiaries	**1**	–
向母公司集團之附屬公司支付營業租約款項	Operating lease payments to fellow subsidiaries	**27**	23
儲油服務費	Tank storage services fees to		
一間控股公司	A holding company	**70**	70
母公司集團之附屬公司	Fellow subsidiaries	**1**	1
就於油庫提供若干服務而向下列公司收取管理費	Management fees received for provision of certain services at oil depot		
一間控股公司	A holding company	**1**	1
母公司集團之附屬公司	Fellow subsidiaries	**9**	9
根據倉儲管理協議及設施管理協議進行之交易	Transactions under godown management agreement and facilities management agreement		
向下列公司收取服務費	Receipt of service fees from		
一間控股公司	A holding company	**58**	96
母公司集團之附屬公司	Fellow subsidiaries	**48**	40
向一間控股公司支付月費	Payment of monthly fees to a holding company	**18**	18

十五. 重大關連交易(續)

15. Material Related Party Transactions (continued)

乙. 本集團有下列重大關連交易結餘:

B. The Group had the following material related party balances:

		於二零零七年六月三十日 At 30 June 2007 港幣百萬元 HK$ million	於二零零六年十二月三十一日 At 31 December 2006 港幣百萬元 HK$ million
應收款項:	Amounts due from:		
母公司集團之附屬公司	Fellow subsidiaries	**11**	12
聯營公司	Associates	**26**	25
應付款項:	Amounts due to:		
母公司集團之附屬公司	Fellow subsidiaries	**50**	57
聯營公司	Associates	**17**	19

丙. 與其他中國內地國家控制實體之交易/結餘。

本集團本身為中國華潤總公司(「華潤總公司」)(該公司由中國政府控制)旗下一個龐大公司集團之成員。除與華潤總公司集團及本集團聯營公司進行之交易外,本集團亦在日常業務過程中與中國政府直接或間接擁有或控制之實體進行業務往來。董事認為,除華潤總公司集團外,該等實體並無權力支配或參與製訂本集團之財務及經營政策。與該等實體進行之交易(包括買賣貨品及服務)乃按本集團一般業務過程訂立。本集團認為,就其所深知上文所概述之關連交易已充份及符合披露要求。

C. **Transactions/balances with other state-controlled entities in Chinese Mainland.**

The Group itself is a part of a larger group of companies under China Resources National Corporation ("CRNC") which is controlled by the People's Republic of China ("PRC") government. Apart from the transactions with CRNC group and the associates of the Group, it also conducts businesses with entities directly or indirectly owned or controlled by the PRC government in the ordinary course of business. The Directors are of the opinion that those entities other than the CRNC group do not have the power to govern or participate in the financial and operating policies of the Group. The transactions including sales and purchases of goods and services, with these entities are conducted in the ordinary course of the Group's business. The Group believes that it has provided, at the best of its knowledge, adequate and appropriate disclosure of related party transactions as summarised above.

購股權計劃

於回顧期內，本公司設立購股權計劃，旨在提高參與者對本公司之承擔，致力實踐本公司之目標(「新計劃」)。除此以外，根據本公司一項已於二零零二年一月三十一日終止但於當日仍然生效的購股權計劃，仍然持有若干份購股權尚未行使(「舊計劃」)。

Share Option Schemes

During the period under review, the Company operates a share option scheme for the purpose of promoting additional commitment and dedication to the objectives of the Company by the participants (the "New Scheme"). In addition, certain outstanding share options were still held under a share option scheme which subsisted until 31 January 2002 and was terminated on 31 January 2002. (the "Old Scheme").

截至二零零七年六月三十日止六個月內，新計劃的條款並無改變。新舊計劃的條款詳情已於二零零六年年報披露。

There are no changes in any terms of the New Scheme during the six months ended 30 June 2007. Detailed terms of the Old Scheme and the New Scheme were disclosed in the 2006 annual report.

以下根據新舊計劃授出，但於二零零七年六月三十日尚未行使的購股權詳情:

Details of the share options outstanding as at 30 June 2007 which have been granted under the Old Scheme and the New Scheme are as follows:

(甲) 董事

(a) Directors

董事姓名	Name of director	授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零七年一月一日尚未行使 Outstanding at 1/1/2007	購股權數目[1] Number of share options[1] 於本期間授出 Granted during the period	於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零七年六月三十日尚未行使 Outstanding at 30/6/2007	本公司股份價格[2] Price of Company's shares[2] 已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
獨立非執行董事	Independent Non-executive Directors										
陳普芬	Chan Po Fun, Peter	02/06/2004	9.55	200,000	-	-	-	-	200,000	-	N/A[4]
黃大寧	Houang Tai Ninh	02/06/2004	9.55	200,000	-	-	-	-	200,000	-	N/A[4]
李家祥	Li Ka Cheung, Eric	02/06/2004	9.55	200,000	-	-	-	-	200,000	-	N/A[4]
合計	Total			600,000	-	-	-	-	600,000		

(乙) 僱員及其他參與者

以下是本集團僱員(不包括公司董事)及其他參與者授出購股權的概況。

(b) Employees and other participants

Summary of share options granted to employees of the Group (other than directors of the Company) and other participants are set out below.

(i) 僱員(不包括本公司董事)

(i) Employees (other than directors of the Company)

				購股權數目[1] Number of share options[1]				本公司股份價格[2] Price of Company's shares[2]	
授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零七年一月一日尚未行使 Outstanding at 1/1/2007	於本期間授出 Granted during the period	於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零七年六月三十日尚未行使 Outstanding at 30/6/2007	已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
舊計劃 Old Scheme									
20/06/2000	7.19	475,000	N/A[3]	161,000	–	–	314,000	–	24.492
21/11/2000	7.08	945,000	N/A[3]	14,000	–	–	931,000	–	28.300
		1,420,000	N/A[3]	175,000	–	–	1,245,000		
新計劃 New Scheme									
07/02/2002	7.17	634,000	–	210,000	–	–	424,000	–	26.450
19/04/2002	7.40	284,000	–	–	–	–	284,000	–	N/A[4]
02/08/2002	8.32	720,000	–	220,000	–	–	500,000	–	26.341
24/01/2003	7.25	50,000	–	–	–	–	50,000	–	N/A[4]
14/04/2003	6.29	274,000	–	40,000	–	–	234,000	–	24.925
01/08/2003	7.10	80,000	–	–	–	–	80,000	–	N/A[4]
08/10/2003	8.90	352,000	–	150,000	–	–	202,000	–	24.467
14/01/2004	9.72	15,113,000	–	8,030,000	–	400,000	6,683,000	–	25.279
20/04/2004	9.89	2,892,000	–	1,660,000	–	–	1,232,000	–	27.654
25/05/2004	9.15	4,154,000	–	1,982,000	–	–	2,172,000	–	25.789
22/07/2004	9.80	160,000	–	–	–	–	160,000	–	N/A[4]
04/10/2004	10.35	17,622,000	–	4,560,000	–	–	13,062,000	–	25.890
17/01/2005	11.40	120,000	–	40,000	–	–	80,000	–	27.400
22/07/2005	12.50	720,000	–	200,000	–	80,000	440,000	–	27.365
		43,175,000	–	17,092,000	–	480,000	25,603,000		

購股權計劃(續)

(乙) 僱員及其他參與者(續)

(ii) 其他參與者

Share Option Schemes (continued)

(b) Employees and other participants (continued)

(ii) Other Participants

				購股權數目[1] Number of share options[1]				本公司股份價格[2] Price of Company's shares[2]	
授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零七年一月一日尚未行使 Outstanding at 1/1/2007	於本期間授出 Granted during the period	於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零七年六月三十日尚未行使 Outstanding at 30/6/2007	已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
新計劃 New Scheme									
05/03/2002	7.35	3,365,000	–	435,000	–	–	2,930,000	–	26.747
14/04/2003	6.29	120,000	–	120,000	–	–	–	–	24.925
		3,485,000	–	555,000	–	–	2,930,000		

1. 購股權數目指購股權所涉及之本公司相關股份。
2. 就已授出購股權所披露之本公司股份價格,為緊接購股權各自授出日期前一個交易日,股份在香港聯合交易所有限公司(「聯交所」)所報之收市價。就期內已行使購股權所披露之本公司股份價格,為緊接購股權行使日期前,股份於聯交所所報之收市價之加權平均數。
3. 上文所述已授出之購股權全部將於授出日期後滿十年之日屆滿,而每次授出購股權之代價為港幣1元。
4. 由於授出之有關購股權於回顧期間內並無行使,故披露價格規定並不適用。
5. 購股權一般為一次全數歸屬,於授出日期後即可行使;或分為五批歸屬,可由授出日期起計四年內行使。

1. Number of share options refers to the number of underlying shares in the Company covered by the share options.
2. The price of the Company's shares disclosed for options granted is the closing price quoted on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the trading day immediately before the date of the grant of the respective options. The price of the Company's shares disclosed for the options exercised during the period is the weighted average of the closing prices quoted on the Stock Exchange immediately before the date of exercise of options.
3. All the share options granted as mentioned above will expire on the date falling ten years from the date of grant and consideration for each grant is HK$1.00.
4. As the relevant share options granted have not been exercised during the period under review, no price disclosure is applicable.
5. Share options are generally either fully vested and exercisable immediately after the date of grant or vested in five tranches and exercisable over a period of 4 years from date of grant.

董事之證券權益

於二零零七年六月三十日,本公司董事及最高行政人員於本公司及其相聯法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債券中擁有須根據《證券及期貨條例》第XV部第七及第八分部知會本公司及聯交所的權益及淡倉(包括根據《證券及期貨條例》的條文規定被列為或視作擁有的權益及淡倉),或須根據《證券及期貨條例》第三百五十二條規定將會或已經記錄在該條規定須予存置的登記冊內的權益及淡倉,或根據聯交所證券上市規則所載《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益及淡倉如下:

Directors' Interests in Securities

As at 30 June 2007, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which the directors and chief executive of the Company are taken or deemed to have under such provisions of the SFO, or which are required to be and are recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Rules Governing the Listing of Securities on the Stock Exchange, were as follows:

董事之證券權益(續)

(甲) 於本公司已發行普通股及相關股份中擁有的權益

Directors' Interests in Securities (continued)

(a) Interests in issued ordinary shares and underlying shares of the Company

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	相關股份數目[1] Number of underlying shares[1]	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
宋林 Song Lin	好倉 Long position	1,800,000	–	0.08
陳樹林 Chen Shulin	好倉 Long position	2,412,000	–	0.10
王群 Wang Qun	好倉 Long position	360,000	–	0.02
劉百成 Lau Pak Shing	好倉 Long position	600,000	–	0.03
鄺文謙 Kwong Man Him	好倉 Long position	1,194,000	–	0.05
喬世波 Qiao Shibo	好倉 Long position	1,400,000	–	0.06
閻飈 Yan Biao	好倉 Long position	500,000	–	0.02
蔣偉 Jiang Wei	好倉 Long position	240,000	–	0.01
陳普芬 Chan Po Fun, Peter	好倉 Long position	336,000	200,000	0.03
	好倉 Long position	170,000[3]	–	–
黃大寧 Houang Tai Ninh	好倉 Long position	–	200,000	0.01
李家祥 Li Ka Cheung, Eric	好倉 Long position	–	200,000	0.01

1. 指上文「購股權計劃」一節詳述已授出購股權所涉及的本公司相關股份，該等購股權是屬於非上市以實物交收的股本衍生工具。
2. 指本公司股份及相關股份中的好倉總數佔本公司於二零零七年六月三十日已發行股本總數的百分比。
3. 該權益由陳普芬先生擁有88.25%已發行股本之公司持有。
4. 除附註3另有所指者外，本報告內披露之權益由各董事以實益擁有人之身份持有。

1. This refer to underlying shares of the Company covered by share options granted as detailed above under the section headed "Share Option Schemes", such options being unlisted physically settled equity derivatives.
2. This represents the percentage of the aggregate long positions in shares and underlying shares of the Company to the total issued share capital of the Company as at 30 June 2007.
3. Such interest is held by a company of which Mr. Chan Po Fun, Peter is interested in 88.25% of its issued share capital.
4. Save as otherwise specified under note 3, interests disclosed hereunder are being held by each director in his capacity as beneficial owner.

(乙) **於相聯法團已發行普通股及相關股份中擁有的權益**

同日，若干位董事擁有相聯法團(定義見《證券及期貨條例》)的已發行普通股及根據購股權計劃所授出可認購的股份之購股權中擁有權益，該等購股權是屬於非上市以實物交收的股本衍生工具:

(i) 於一間相聯法團－華潤置地有限公司(「華潤置地」)已發行普通股及根據華潤置地購股權計劃尚未行使購股權之權益:

(b) **Interest in issued ordinary shares and underlying shares of associated corporations**

As at the same date, certain directors had interests in the issued ordinary shares and underlying shares covered by options granted under the share option schemes of associated corporations (within the meaning of SFO), such options being unlisted physically settled equity derivatives:

(i) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Land Limited ("CR Land"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[6] Aggregate Percentage of interest[6] (%)
宋林 Song Lin	好倉 Long position	–	900,000	1.230	01/06/2005[2]	0.02
陳樹林 Chen Shulin	好倉 Long position	700,000	–	–	–	0.02
劉百成 Lau Pak Shing	好倉 Long position	250,000	250,000	1.270	02/06/2005[3]	0.01
喬世波 Qiao Shibo	好倉 Long position	700,000	–	–	–	0.02
閻飈 Yan Biao	好倉 Long position	1,992,000	–	–	–	0.05
蔣偉 Jiang Wei	好倉 Long position	892,000	–	–	–	0.02
王帥廷 Wang Shuaiting	好倉 Long position	200,000	540,000	1.590	04/03/2002[5]	0.02
謝勝喜 Xie Shengxi	好倉 Long position	145,000	375,000	1.230	01/06/2005[4]	0.01

董事之證券權益(續)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

1. 購股權數目指購股權所涉及的華潤置地相關股份總數。

2. 華潤置地於二零零二年三月四日，二零零五年六月一日及二零零五年六月二日授出的購股權可於自授出之日起計十年期間內行使。除此以外，上述所有其他購股權屆滿日期均為二零零七年五月二十七日。上述每次授出的代價均為港幣1元。

3. 購股權分四期賦予，由二零零六年、二零零七年、二零零八年及二零零九年六月二日至二零一五年六月一日止期間行使。授出的代價為港幣1元。

4. 購股權分四期賦予，由二零零六年、二零零七年、二零零八年及二零零九年六月一日至二零一五年五月三十一日止期間行使。授出的代價為港幣1元。

5. 購股權可於二零零二年三月四日至二零一二年一月三十一日止期間行使。授出的代價為港幣1元。

6. 指好倉所涉及的華潤置地股份及相關股份總數佔華潤置地於二零零七年六月三十日之已發行股本總數的百分比。

7. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

Directors' Interests in Securities (continued)

(b) Interest in issued ordinary shares and underlying shares of associated corporations (continued)

1. The number of share options refers to the number of underlying shares of CR Land covered by the share options.

2. Except for options granted by CR Land on 4 March 2002, 1 June 2005 and 2 June 2005 which are exercisable within a period of 10 years from the date of grant. The expiry date for all other share options mentioned above is 27 May 2007. Consideration for each of the grants mentioned above is HK$1.00.

3. Options are vested in four tranches and exercisable on 2 June 2006, 2007, 2008 and 2009 to 1 June 2015. Consideration for the grant is HK$1.00.

4. Options are vested in four tranches and exercisable on 1 June 2006, 2007, 2008 and 2009 to 31 May 2015. Consideration for the grant is HK$1.00.

5. Options are exercisable from 4 March 2002 to 31 January 2012. Consideration for the grant is HK$1.00.

6. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Land to the total issued share capital of CR Land as at 30 June 2007.

7. All interests disclosed above are being held by each director in his capacity as beneficial owner.

董事之證券權益(續)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

(ii) 於一間相聯法團－華潤勵致有限公司(「華潤勵致」)已發行普通股及根據華潤勵致購股權計劃尚未行使購股權之權益:

Directors' Interests in Securities (continued)

(b) Interest in issued ordinary shares and underlying shares of associated corporations (continued)

(ii) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Logic Limited ("CR Logic"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[2] Aggregate Percentage of interest[2] (%)
宋林 Song Lin	好倉 Long position	4,680,000	2,000,000	0.906	13/01/2004[3]	0.24
閻飆 Yan Biao	好倉 Long position	–	6,000,000	0.790	04/12/2001[3]	0.22
蔣偉 Jiang Wei	好倉 Long position	–	720,000	0.820	09/04/2002[4]	0.03
王帥廷 Wang Shuaiting	好倉 Long position	–	540,000	0.820	09/04/2002[3]	0.02
劉百成 Lau Pak Shing	好倉 Long position	1,316,000	–	–	–	0.05
謝勝喜 Xie Shengxi	好倉 Long position	450,000	–	–	–	0.02

1. 購股權數目指購股權所涉及的華潤勵致相關股份總數。
2. 指好倉所涉及的華潤勵致股份及相關股份總數佔華潤勵致於二零零七年六月三十日之已發行股本總數的百分比。
3. 購股權可於授出有關購股權日期起計十年期間內行使。
4. 購股權或全部隨即賦予並由二零零二年四月九日起至二零一二年四月八日止期間行使，或分為四期賦予，可由二零零二年四月九日、二零零三年、二零零四年及二零零五年一月一日至二零一二年四月八日止期間行使。上述每次授出的代價為港幣1元。
5. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

1. The number of share options refers to the number of underlying shares of CR Logic covered by the share options.
2. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Logic to the total issued share capital of CR Logic as at 30 June 2007.
3. Options are exercisable within a period of 10 years from the date of grant of the relevant options.
4. Options are either vested immediately and exercisable from 9 April 2002 to 8 April 2012 or vested in four tranches and exercisable on 9 April 2002, 1 January 2003, 2004 and 2005 to 8 April 2012. Consideration for each of the grants mentioned above is HK$1.00.
5. All interests disclosed above are being held by each director in his capacity as beneficial owner.

董事之證券權益(續)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

(iii) 於一間相聯法團－華潤電力控股有限公司(「華潤電力」)已發行普通股及根據華潤電力購股權計劃尚未行使購股權之權益:

Directors' Interests in Securities (continued)

(b) Interest in issued ordinary shares and underlying shares of associated corporations (continued)

(iii) Interests in issued ordinary shares and options outstanding under the share option scheme of an associated corporation, China Resources Power Holdings Company Limited ("CR Power")

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[5] Aggregate Percentage of interest[5] (%)
宋林	好倉	–	2,000,000	2.80	12/11/2003[2]	0.08
Song Lin	Long position		900,000	3.99	18/03/2005[3]	
陳樹林	好倉	–	240,000	2.80	12/11/2003[2]	0.02
Chen Shulin	Long position		400,000	3.99	18/03/2005[3]	
王群	好倉	–	500,000	2.80	12/11/2003[2]	0.01
Wang Qun	Long position					
劉百成	好倉	–	200,000	2.80	12/11/2003[2]	0.01
Lau Pak Shing	Long position					
喬世波	好倉	200,000	600,000	2.80	12/11/2003[2]	0.03
Qiao Shibo	Long position		300,000	3.99	18/03/2005[3]	
		–	30,000[6]	2.80	12/11/2003[2]	
閻飆	好倉	–	240,000	2.80	12/11/2003[2]	0.01
Yan Biao	Long position		320,000	3.99	18/03/2005[3]	
蔣偉	好倉	–	1,000,000	2.80	12/11/2003[2]	0.04
Jiang Wei	Long position		600,000	3.99	18/03/2005[3]	
王帥廷	好倉	2,000,000	2,350,000	2.80	06/10/2003[4]	0.14
Wang Shuaiting	Long position		900,000	3.99	18/03/2005[4]	
謝勝喜	好倉	–	400,000	2.80	12/11/2003[2]	0.02
Xie Shengxi	Long position		300,000	3.99	18/03/2005[3]	

董事之證券權益(續)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

1. 購股權數目指購股權所涉及的華潤電力相關股份總數。

2. 購股權分五期授出,每期百分之二十,可由授出日期首個週年起計,於授出日期每一週年授出,全部購股權將於二零一三年十月六日屆滿。上述每次授出的代價為港幣1元。

3. 購股權分五期授出,每期百分之二十,可由授出日期首個週年起計,於授出日期每一週年授出,全部購股權將於二零一五年三月十八日屆滿。上述每次授出的代價為港幣1元。

4. 購股權可於授出有關購股權日期起計十年期間內行使。

5. 指好倉所涉及的華潤電力股份及相關股份總數佔華潤電力於二零零七年六月三十日之已發行股本總數的百分比。

6. 喬世波先生被視為擁有其配偶之30,000股相關股份之權益。

7. 除附註6另有所指之外,上文披露之所有權益由各董事以實益擁有人身份持有。

Directors' Interests in Securities (continued)

(b) Interest in issued ordinary shares and underlying shares of associated corporations (continued)

1. The number of share options refers to the number of underlying shares of CR Power covered by the share options.

2. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options will expire on 6 October 2013. Consideration for each of the grants mentioned above is HK$1.00.

3. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options will expire on 18 March 2015. Consideration for each of the grants mentioned above is HK$1.00.

4. Options are exercisable within a period of 10 years from the date of grant of the relevant period.

5. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Power to the total issued share capital of CR Power as at 30 June 2007.

6. Mr. Qiao Shibo was deemed to be interested in the 30,000 underlying shares through interests of his spouse.

7. Save as otherwise specified in note 6, all interests disclosed above are being held by each director in his capacity as beneficial owner.

擁有須予申報權益的股東

於二零零七年六月三十日,除上文所披露的權益及淡倉外,以下人士於本公司的股份及相關股份中擁有須根據《證券及期貨條例》第XV部第二及第三分部向本公司披露或已紀錄在本公司須存置的登記冊內的權益或淡倉:

Shareholders with notifiable interests

As at 30 June 2007, other than the interests and short positions as disclosed above, the following persons have interests or short positions in the shares and underlying shares of the Company as fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company:

持有權益方名稱	Name of interested party	持有權益方被視為擁有權益的股份數目 Number of shares in which the interested party is deemed to have interests	持股量百分比 Percentage of shareholding (%)
中國華潤總公司(「華潤總公司」)	China Resources National Corporation ("CRNC")	1,232,764,380	51.88
華潤股份有限公司(附註1)	China Resources Co., Limited (Note 1)	1,232,764,380	51.88
CRC Bluesky Limited(附註1)	CRC Bluesky Limited (Note 1)	1,232,764,380	51.88
華潤(集團)有限公司(「華潤集團」)(附註1)	China Resources (Holdings) Company Limited ("CRH") (Note 1)	1,232,764,380	51.88
澳洲聯邦銀行(附註2)	Commonwealth Bank of Australia (Note 2)	188,201,761	7.92
J. P. Morgan Chase & Co. (附註3)	J. P. Morgan Chase & Co. (Note 3)	140,440,757	5.91

須有須具報權益的股東(續)
附註：

1. 華潤集團為CRC Bluesky Limited的全資附屬公司，而 CRC Bluesky Limited 為華潤股份有限公司全資擁有的公司，而華潤股份有限公司則由華潤總公司持有99.98%權益。

2. 根據《證券及期貨條例》第XV部第二及第三分部規定向本公司披露的資料顯示，該等股份由澳州聯邦銀行直接或間接擁有100%控制權之法團所持有。

3. 根據《證券及期貨條例》第XV部第二及第三分部規定向本公司披露的資料顯示，該等股份由J.P. Morgan Chase & Co. 及其受控法團(附註4)以如下名義持有:

Shareholders with notifiable interests (continued)
Notes:

1. CRH is a 100% subsidiary of CRC Bluesky Limited, which is in turn owned as to 100% by China Resources Co., Limited, which is in turn held as to 99.98% by CRNC.

2. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, these shares were held by corporations controlled directly or indirectly as to 100% by Commonwealth Bank of Australia.

3. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, these shares were held by J.P. Morgan Chase & Co. and corporations controlled by it (Note 4) in the respective following capacity:

身份	Capacity	股份數目 No. of Shares
實益擁有人	Beneficial owner	4,496,700
投資經理	Investment manager	48,502,000
認可放款代理	Approved lending agent	87,442,057

4. 根據《證券及期貨條例》第XV部第二及第三分部規定向本公司披露的資料顯示，除J.P. Morgan Securities Ltd.是由J.P. Morgan Chase & Co. 持有98.95%權益外，所有該等法團均由 J.P. Morgan Chase & Co. 直接或間接擁有100%控制權。

4. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, other than J.P. Morgan Securities Ltd. which was 98.95% held by J.P. Morgan Chase & Co., all those corporations were controlled directly or indirectly as to 100% by J.P. Morgan Chase & Co.

控股股東之強制履行責任
根據若干貸款協議，華潤集團須實益擁有本公司最少35%具有表決權之股份或維持其作為本公司單一最大股東之身份(不論直接或間接透過其附屬公司間接持有有關權益)。於二零零七年六月三十日，須控股股東履行上述責任之備用額總額為港幣5,700百萬元，該等備用額將於二零一一年五月底之前屆滿。

Specific Performance Obligations on Controlling Shareholder
According to certain loan agreements, CRH is required to remain as a beneficial owner of at least 35% of the voting shares of the Company or remain as a single largest shareholder (whether directly or indirectly through its subsidiaries) of the Company. At 30 June 2007, the aggregate amount of the facilities subject to such obligation were HK$5,700 million. Such facilities will expire before the end of May 2011.

企業管治
本公司明白，公司方面必須長期付出努力，經常保持警覺，才能發展與維繫一個良好而穩固、符合本集團需要的企業管治結構。董事堅信，合理的企業管治常規，對本集團健康而穩定的成長，是非常重要的。

本公司自二零零三年十一月起已實行本身的企業管治規範及目標。於二零零五年四月八日，董事會通過本公司的「企業管治常規手冊」(以下簡稱「企業管治手冊」)，當中包含差不多所有上市規則附錄十四「企業管治常規守則」(以下簡稱「企業管治守則」)所載的守則條文及部份建議最佳常規。企業管治手冊在本集團的網站可供下載，亦可向公司秘書索取。

除以下所述情形外，本公司於中期報告期間一直遵守企業管治守則所載守則條文：本公司非執行董事並無固定任期、本公司主席宋林先生，並未有出席本公司在二零零七年五月三十一日舉行的股東週年大會。

Corporate Governance
The Company recognises that the development and maintenance of a good and solid framework of corporate governance suitable to the needs of the Group requires commitment and continuous vigilance. The Directors firmly believe that sensible corporate governance practice is essential to vigorous but steady growth of the Group.

The Company has implemented its own corporate governance standards and objectives since November 2003. On 8 April 2005, the Board approved the Company's "Corporate Governance Practice Manual" ("Corporate Governance Manual") which incorporates almost all of the Code Provisions and some of the Recommended Best Practices set out in the Code on Corporate Governance Practices ("CG Code") in Appendix 14 of the Listing Rules. The Corporate Governance Manual can be downloaded from our website and copies are available on request to the Company Secretary.

Throughout the interim period, the Company has complied with the Code Provisions set out in the CG Code, save and except that the Non-Executive Directors were not appointed for a fixed term; and the Chairman, Mr. Song Lin, did not attend the annual general meeting of the Company held on 31 May 2007.

企業管治(續)

董事會認為，指定任期意義不大。現行制度已提供充分的靈活性予公司組織一個能夠配合本集團需求的董事會班子。此外，本公司組織章程細則規定，三分之一的董事(包括執行董事及非執行董事)須每年退任，而每名董事須最少三年輪值退任一次。每年退任的董事須為董事會於年內委任的董事及自獲選或重選以來在任最長的董事。退任董事可重選連任。

Corporate Governance (continued)

The Board does not believe in any arbitrary term of office. The current arrangement will give the Company sufficient flexibility to organize the composition of the Board to serve the needs of the Group. Further, the Articles of Association of the Company requires that one-third of the Directors (including Executive and Non-Executive Directors) shall retire each year and every director shall be subject to retirement by rotation at least once every three years. The Directors to retire each year shall be those appointed by the Board during the year and those who have been longest in office since their election or re-election. A retiring Director is eligible for re-election.

宋林先生由於另有重要公務，在二零零七年五月三十一日身在外地，因此未能出席本公司在當日舉行的股東週年大會。惟當天本公司的董事總經理以及審核委員會、薪酬委員會和提名委員會的主席或最少一位來自各委員會的成員均有出席，確保與本公司的股東保持有效的溝通。

Due to important business appointments overseas, Mr. Song Lin was not in Hong Kong on 31 May 2007 and therefore could not attend the annual general meeting of the Company held on that day. The Managing Director and either the chairman or at least one member of the audit committee, compensation committee and nomination committee attended the annual general meeting to ensure effective communication with shareholders of the Company.

於二零零五年四月八日，本公司採納本身的道德與證券交易守則(「道德守則」)，適用於董事及包括本集團高級管理人員及可接觸本集團股價敏感資料的個別指定人士。本公司於二零零六年四月六日及二零零七年四月四日因應改善實際操作的效率，對道德守則的內容作出了一些輕微的修改(「新道德守則」)。道德守則與新道德守則的條款均不亞於上市規則附錄十所載上市發行人董事進行證券交易的標準守則(「標準守則」)所要求標準。經向全體董事特定查詢後，本公司並無發現董事於中期報告期間曾作出任何不符合道德守則、新道德守則及標準守則的事宜。

On 8 April 2005, the Company adopted its own Code of Ethics and Securities Transactions ("Code of Ethics"), which applied to the Directors and other specified individuals including the Group's senior management and persons who were privy to price sensitive information of the Group. To further improve the effectiveness in the actual application of the Code of Ethics, the Company has since fine tuned the Code of Ethics on 6 April 2006 and 4 April 2007 ("New Code of Ethics"). Both the Code of Ethics and the New Code of Ethics are on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") in Appendix 10 of the Listing Rules. Having made specific enquiry of all Directors, the Company is not aware of any non-compliance with the standards set out in the Code of Ethics, the New Code of Ethics and the Model Code by any Director throughout the interim period.

購買、出售或贖回上市證券

本公司或其附屬公司於截至二零零七年六月三十日止六個月，概無購買、出售或贖回本公司任何上市證券。

Purchases, Sale or Redemption of Listed Securities

Neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2007.

暫停辦理股份過戶登記手續

本公司將於二零零七年十月二日(星期二)至二零零七年十月八日(星期一)(包括首尾兩天)暫停辦理股份過戶登記。為符合獲派中期股息之資格，所有填妥之過戶表格連同有關股票，必須於二零零七年九月二十八日下午四時三十分之前送達本公司之股份過戶處－卓佳標準有限公司(註)，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

註： 由二零零七年八月一日起標準証券登記有限公司轉名為卓佳標準有限公司。

Closure of Register

The Register of Members will be closed from 2 October 2007 (Tuesday) to 8 October 2007 (Monday), both days inclusive. In order to be eligible for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Tricor Standard Limited (Note) of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 28 September 2007.

Note: With effect from 1 August 2007, Standard Registrars Limited has changed its name to Tricor Standard Limited.

投資者資料 Information for Investors

財務日誌 Financial Calendar

公佈中期業績 Announcement of interim results
2007年9月5日 5 September 2007

買賣未除中期股息權利股份之最後限期 Last day of dealings in shares with entitlement to interim dividend

2007年9月25日 25 September 2007

暫停過戶日期 Closure of register period

2007年10月2日至10月8日（包括首尾兩天） 2 October 2007 to 8 October 2007 (both days inclusive)

中期股息付款日 Payment of interim dividend

2007年10月15日 15 October 2007

股份登記處 Share Registrars

卓佳標準有限公司
香港灣仔
皇后大道東28號
金鐘匯中心26樓

Tricor Standard Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

股票托管處 Depositary

BNY Mellon Shareowner Services
PO Box 11258
Church Street Station
New York, NY10286-1258
USA

BNY Mellon Shareowner Services
PO Box 11258
Church Street Station
New York, NY10286-1258
USA

股票代號 Stock Codes

香港聯合交易所：0291
彭博：291 HK
路透社：0291.HK
ADR代號：CHNRY
CUSIP：16940R109

Hong Kong Stock Exchange: 0291
Bloomberg: 291 HK
Reuters: 0291.HK
ADR symbol: CHNRY
CUSIP: 16940R109

投資者關係 Investor Relations

電郵：ir@cre.com.hk
Email: ir@cre.com.hk

封面主題

COVER THEME

○

我們致力推動股東價值，
集中發展消費相關業務的轉型過程已有極大進展。
憑藉各個核心業務領域所取得的領導地位，
將必可充分把握消費需求增長所締造的各種商機。
今後我們將繼續努力，在未來歲月裡再創佳績。

○

We have made tremendous progress in our transformation into a focused consumer play to drive shareholder value. With leading presence established in the core business domains, we are well-poised to capitalize on the opportunities created by the growing consumer demand. We will continue to work diligently to achieve even better results in the years to come.

香港灣仔港灣道二十六號
華潤大廈三十九樓
電話： 852-2827-1028
傳真： 852-2598-8453
網址： www.cre.com.hk
電郵： info@cre.com.hk

39/F, China Resources Building
26 Harbour Road, Wanchai, Hong Kong
Telephone : 852-2827-1028
Facsimile : 852-2598-8453
Website : www.cre.com.hk
E-mail : info@cre.com.hk

END